WVT COMMUNICATIONS

ANNUAL REPORT 2006

President's Letter to Shareholders



Thomas H. Gray
Interim President & CEO of the Company

Dear Shareholders:

WVT's market is changing. I would like to refresh your recollection about some of these changes and our responses to them. The changes:

- Substitute Technologies: some consumers use mobile instead of a landline; some use Voice over IP (VoIP). In both cases, WVT loses line revenue and/or access charge revenue.
- Competition: Cable TV companies with networks side-by-side with WVT's have invested to provide voice and data services as well as video.
- Other network operators compete with us for business customers.
- SEC regulations (The Public Company Accounting Reform and Investor Protection Act of 2002, or "Sarbanes-Oxley," or "SOX") have significantly increased the cost to be a publicly listed company.

WVT's responses to marketplace changes over recent years:

- Entered Middletown NY and Newton NJ as a CLEC operator. These operations are profitable but limited in scope due to the absence of a strong business product portfolio designed for the new marketplace.
- Introduced DSL for high speed internet access, but its speed has been surpassed by cable modem products.
- Introduced video, but only for 50% of the service area.
- Arranged to provide voice-data-video triple play service to growing multi-use developments along Route 94 by extending our fiber network.
- Re-introduced cellular service under the name Warwick Wireless late last year.

These "new" services have limited the revenue decline from competition, but at the same time the cost of Sarbanes-Oxley (SOX) compliance has seriously affected the bottom line.

2006 has been a year of positioning the Company to return to operating profitability.

- The Quintrex ERP system provides billing flexibility for new services and promotional packages, opportunities for process efficiency, and the ability to remove risk from some of our accounting practices.
- A Nortel SoftSwitch installed in 2006 enables the provision of attractive new services such as carrier-grade VoIP to business and consumer customers.
- Progress in SOX compliance over the past three years, at significant cost, now enables WVT to take a different approach going forward. Proposed guidance from the SEC and the Public Company Accounting Oversight Board indicates that smaller companies need not mimic large ones in order to have effective internal control over financial reporting. This, together with our progress since 2004 and our recent Quintrex investment, should allow us to further streamline our accounting processes and reduce SOX-related professional service expenses.
- Staff: WVT has eliminated three Vice President positions in the past 3 years, and in 2006 attrition and a voluntary termination program reduced the workforce by a quarter. This enables the Company to add new people with the right skills for the new marketplace without increasing salary costs.

Now in 2007 WVT is in a position to turn its full attention to a three-part "**MCG**" Strategy, with the goal of returning the Company to a positive Operating Income:

- **M**anage the operations and the overhead.
- **C**ompete in the ILEC (franchised service area).
- **G**row outside the ILEC.

The strategy recognizes that returning to operating profitability requires WVT to grow its market with an attractive suite of business products, compete aggressively within its footprint using video, mobile, service bundles, attractive pricing and new product features, and manage its operations for efficiency and reasonable overhead expense.

Each of these three Strategy Components encompasses a few strategic initiatives. In view of the declining importance of POTS (Plain Old Telephone Service), the **G**rowth initiatives are designed for the new marketplace and a healthy ROI. The **C**ompete and **M**anage initiatives are already showing good results. Implementation is defined in project plans, managed by project owners, and reflected in management objectives linked to compensation.

WVT knows that technology and the market will keep changing. The Company needs to restore operating profits to navigate the new environment successfully. Management believes it can achieve that goal due to progress made and platforms added in 2006, and our disciplined approach for 2007.

WVT's investment in the Orange County-Poughkeepsie (O-P) wireless partnership has provided excellent cash flow as the Company transforms itself for the new technology and new marketplace. Verizon Wireless' January announcement of its purchase of the Taconic stake in that partnership from FairPoint set a price of $55M for a stake the same size as WVT's. This transaction also invoked WVT's right of first refusal to purchase its pro rata share of the FairPoint stake. The Board has exercised that right and on February 22 we notified Verizon and FairPoint of our intent to purchase 8.108% of the FairPoint stake for 8.108% of the Verizon-offered price, or $4,459,400 (subject to a downward adjustment). This purchase will be financed by revenues from the Company's non-regulated businesses, including distributions received from O-P. This move strengthens WVT's position as a minority investor, while providing attractive distributions that can be used to continue the Company's transformation as well as its policy of paying substantial dividends.

In 2006 Herb Gareiss announced that a Strategic Options Review would be undertaken to determine choices for the Company going forward. After evaluating the possibility of selling the Company as a whole, selling parts of the Company or acquiring additional telecommunications assets, the Board concluded that the Company's best course for the time being was to manage the operating Company's return to profitability with a clear growth pattern. The **MCG** Strategy outlined above is part of that process. As previously reported, the Company reserved the right to reconsider its options at any time. Returning the Company to operating profitability is valuable for its own sake and for the sake of enhancing the Company's options in the future.

As the interim President and CEO, I value the advice of the Board and my predecessor, Herb Gareiss, who recently retired for health reasons. Herb's assistance enabled a smooth transition and he remains available as an advisor through his position on the Board.

WVT is changing course as the times change. As with any business, the ability to execute is the key to success. I look forward to presenting to the next CEO a business that is actively and thoughtfully adapting to its challenges.

Thomas H. Gray
President & CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-11174

Warwick Valley Telephone Company

(Exact name of registrant as specified in its charter)

New York	**14-1160510**
(State of other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
47 Main Street, Warwick, New York	**10990**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone, including area code (845) 986-8080

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act YES ☐ NO ☑

The aggregate market value of Warwick Valley Telephone Company Common Shares as of June 30, 2006 held by non-affiliates computed by reference to the price at which the Common Shares were sold on June 30, 2006 was $101,951,409.

The number of shares of Warwick Valley Telephone Company Common Shares outstanding as of March 14, 2007 was 5,351,780.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement of Warwick Valley Telephone Company with respect to the Annual Meeting of the Company's shareholders to be held on April 27, 2007.

Table of Contents

Item 1. *BUSINESS.*

GENERAL

Warwick Valley Telephone Company (the "Company") was incorporated in New York on January 16, 1902 and is qualified to do business as a foreign corporation in New Jersey. The Company's executive offices are located at 47 Main Street, Warwick, New York 10990 (Tel. No. 845-986-8080). The Company's 10-K, 10-Qs, 8-Ks and amendments are available free of charge on the Company's website HTTP://wvtc.com as soon as reasonably practical after filing with the Securities Exchange Commission. (This web site address is for information only and is not intended to be an active link or to incorporate any web site information into this document.)

The Company provides telephone service to customers (24,029 access lines as of December 31, 2006) in the contiguous towns of Warwick, Goshen and Wallkill, New York, and the townships of West Milford and Vernon, New Jersey. The Company's service area is primarily rural and has an estimated population of 50,000.

The dollar amounts in this Annual Report of the Company on Form 10-K are presented in thousands, except for share and per share amounts.

BUSINESS OPERATIONS

Warwick Valley Telephone Company's segments are strategic business units that offer different products and services and are managed as a telephone services segment on the one hand and online services segment on the other. We evaluate the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating income.

Operating Segments

Telephone

The telephone segment provides telecommunications services including local, network access, long distance, voice mail, directory services and wireless services. The telephone segment generated revenues from external customers of $19,013, $20,608 and $20,765 in 2006, 2005 and 2004, respectively. It generated an operating loss of $(2,957) and $(1,149) in 2006 and 2005 respectively, and operating income of $1,687 in 2004. The telephone segment had total assets after intercompany eliminations of $55,735, $57,721 and $59,114 in 2006, 2005 and 2004, respectively.

Services and Products

Local network services — Local network services include traditional dial tone which is primarily used to make or to receive voice, fax or analog modem calls from a residence or business. The Company's local network services are regulated by the Federal Communication Commission ("FCC"), New York State Public Service Commission ("NYPSC") and New Jersey Board of Public Utilities ("NJBPU"). Included under local network services are custom calling services, such as Caller ID, Call Waiting, Voice Mail and other value-added services. These features allow users to display the number and/or name of callers, signal to the telephone user that additional calls are coming in and send and receive voice messages. The sale of telephone and other equipment does not constitute a material part of the Company's business and is contained within local network services.

Network access services — Network access services connect a customer's telephone or other equipment to the transmission facilities of other carriers that provide long distance and other communications services.

Long distance services — These services result from the transport of intraLATA telecommunications traffic (traffic within the Company's Local Access and Transport Area) to a destination that is outside of a local calling area. We also provide wire line interLATA long distance (commonly known as traditional long distance service) to our customers.

Directory services — Our directory service group publishes yellow and white page directories and sells advertising in these directories.

Other services and sales — These services relate to billing and collections provided to other carriers, inside wire revenue, circuit revenue, wireless services and reciprocal compensation.

The Company has installed advanced digital switching equipment in all of its exchanges and fiber optic routes between central offices and to all neighboring telephone companies. In 2006 the Company deployed fiber optic services to a resort community located in its New Jersey Competitive Local Exchange Carrier ("CLEC") location.

Within the telephone business unit, the Company has a wholly-owned subsidiary — Warwick Valley Long Distance, Inc. ("WVLD"). WVLD resells toll telephone services to the Company's subscribers and has operated since 1993. WVLD operates in an extremely competitive marketplace with other interexchange carriers. In spite of this competition, the Company provides toll service to over 50% of its local exchange customers. During 2006, the Company revised its long distance plans in order to keep it competitive with the other interexchange carriers. As a result, WVLD increased its subscriber base by 602 customers in 2006.

The Company began operating as a CLEC, in Middletown, New York in 1999, in Scotchtown, New York in 2001 and Vernon, New Jersey in 2002. At the end of 2006, we had 1,718 CLEC customers, a decrease of 1% from the 2005 level of 1,743. In addition, broadband services are provided through the interconnection of the Company's fiber optic network with other carriers.

Online

The Warwick Online ("Online") segment provides high speed and dial-up Internet services, and video over VDSL. The Online segment generated revenues from external customers of $6,223, $6,734 and $6,913 and operating losses of $(838), $(1,798) and $(573) in 2006, 2005 and 2004, respectively. The Online segment had total assets after intercompany eliminations of $4,714, $10,508 and $9,652 in 2006, 2005 and 2004, respectively.

Services and Products

Internet/Video services — UltraLink (high speed DSL) and dial-up Internet services allow a customer access to the Internet. The Company also provides a digital TV ("video") product.

At December 31, 2006 there were 6,167 UltraLink customers, a decrease of 180 or 3% over 2005. Online ended the year with a total of 3,949 dial-up customers, which represents a reduction of 2,050 customers. This reduction arises largely from the continued customer migration from dial-up to high-speed interconnections (DSL and cable modem).

Online's video product, introduced in 2002, had 2,402 subscribers as of December 31, 2006, a decrease of 96 subscribers in 2006. The acceptance of the Video product by our customers is a very important component of the Company's overall strategic plan. It enables the Company to bundle voice, video and data, the "Triple Play", to its customers. The Company's video product offers over 140 digital channels at competitive prices; in 2006, the Company began a deployment that enables enhanced features such as High Definition ("HD") signals in response to growing customer demands for these features.

Additional products offered by Online include banner advertising, domain name registration and web hosting.

Other

The Company currently owns a 7.5% limited partnership interest in the Orange County — Poughkeepsie Limited Partnership ("O-P"). Verizon Wireless of the East, L.P. ("Verizon") is the general partner and the majority owner that currently has an 85% interest; as discussed below, a purchase by Verizon of an additional 6.892% interest and by the Company of additional 0.608% interest is currently in progress, which if completed would increase Verizon's ownership interest to 91.892% and the Company's to 8.108%. O-P provides wholesale cellular telephone service throughout the Orange County-Poughkeepsie Metropolitan Service Area. Ongoing cash distributions to the partners are made according to the needs of the business as determined by Verizon. Cash distributions from O-P are used to fund expenditures in the Company's business segments as well as to pay portions of the dividend on Common Shares to our shareholders.

On February 22, 2007 the Company announced that it had notified Verizon Wireless that it would exercise its right of first refusal to purchase a portion of the limited partnership interest in O-P being sold by FairPoint Communications and Taconic Telephone Corporation ("Taconic") to Verizon Wireless. The right of first refusal exists pursuant to the partnership agreement of O-P and entitles the Company to purchase its pro rata share of a partnership interest being sold by another limited partner at the price to be received by the selling partner. The Company is entitled to purchase 8.108% of the 7.5% limited partnership interest being sold by Taconic for a price equal to 8.108% of the purchase price that Verizon Wireless has agreed to pay. By exercising its right of first refusal, the Company will be able to acquire the additional 0.6081% limited partnership interest in O-P referred to above for $4,459. The purchase price to be paid by the Company is subject to reduction in the same manner as is the purchase price to be paid by Verizon Wireless. Payment of the purchase price and acquisition of the additional partnership interest by the Company will take place at such time, if any, as the purchase by Verizon Wireless and will depend on, among other things, the obtaining of any necessary regulatory approvals by all parties.

The Company owned until January 3, 2006 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells the wireless services of Verizon under a private label. On January 3, 2006 the Company sold its interest to a group of outside investors for $700 in cash.

The Company owned as of December 31, 2006 a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced to 18.45% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure a $6,750 ten year term credit facility. Based on determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment of the Company's entire amount in EsiNet which was written-off in the year ended December 31, 2005. EsiNet has been actively seeking additional sources of equity financing from its existing partners and from outside sources; in the event it succeeds, the Company anticipates that its equity ownership interest will be further diluted.

Major Customers

No customer accounted for more than 10% of our consolidated operating revenues in 2006, 2005, and 2004.

COMPETITION

The Telecommunications Act of 1996 (the "1996 Act") created a nationwide structure in which competition is allowed and encouraged between incumbent local exchange carriers, interexchange carriers, competitive access providers, cable TV companies and other entities. The first markets of the Company that were affected were those in New York and New Jersey in which regional toll service is provided. Regional toll competition reduced the Company's revenues. The Company itself can provide competitive local exchange telephone service, and has done so outside its franchised territory.

The Company currently provides access to the national and international calling markets as well as intrastate calling markets through all interested inter-exchange carriers, including WVLD. Access to the remainder of the intrastate calling markets is provided by the Company as well as other exchange carriers. WVLD, as an inter-exchange carrier, competes against all such other carriers, including cellular telephone providers and Internet-based service providers.

The Company's territory is surrounded by the territories of Verizon Communications, Inc., Frontier — a Citizen's Communications Company and Embarq, all of which offer residential and business telephone services. There are also several competitive telephone companies located within a 30-mile radius of Warwick, New York. In the fourth quarter of 2004 Cablevision entered the Company's Warwick, New York market offering a bundled package of competing voice, video and data services at a very low introductory price in effort to gain market share from the Company.

The Company is currently competing for local service through access lines with Frontier — a Citizen's Communications Company in the Middletown, New York area, as well as with Embarq in the Vernon, New Jersey area. The Company is reviewing plans to provide limited service in other surrounding areas in both New York and New Jersey. In addition, the Company is looking into business arrangements with other regional telecommunications companies to gain access to their transportation networks thereby expanding the reach of the Company's product offerings. There can be no assurances that the Company will implement any such additional plans, or that other companies will not begin providing competitive local exchange telephone service in the Company's franchise territory.

The present market environment requires that Online compete both on the basis of service and price. There are numerous competitors throughout Online's market area whose services are available to customers. During 2006, UltraLink's revenues increased by $42 while conversely the revenues for Online's dial-up product decreased by $565 due to the migration of customers to high speed Internet provided either by the Company itself or by the competition. Whether customer and pricing levels can be maintained depends, in part, on the actions of existing competitors, the possible entry into the market of new competitors, the rate of technological change and the level of demand for voice, video and data services.

In addition, our video product, which was launched in April 2002, is competing against entrenched cable companies including Service Electric Company ("SE") and Cablevision, and satellite television companies such as Direct TV and Dish Network. In the current market environment, to stay competitive, the Company must be able to offer a video product on par with its competitors at a competitive price. There can be no assurances that the Company will be able to deliver such products profitably at a competitive price.

On November 10, 2003 the FCC issued an order requiring intermodal portability (wire line to wireless) in the top one hundred Metropolitan Service Areas by November 23, 2004 where the requesting wireless carrier's "coverage area" overlaps that of the local exchange carrier. As a result, the Company was required to provide intermodal Local Number Portability ("LNP") by May 24, 2004. LNP assists a competitor in obtaining our customers because it permits customers to keep their current telephone number, even when they switch their telephone service from the Company to another carrier.

REGULATION

The Company's New York telephone service operations are subject to the jurisdiction of the NYPSC, and the Company's New Jersey telephone service operations to the jurisdiction of the NJBPU. These two bodies have regulatory authority over the Company's local exchange operations with respect to rates, facilities, services, reports, issuance of securities and other matters such as corporate restructuring. As a result, the Company's ability to respond quickly to changing market conditions or to implement a new business organization can be limited by the necessity of obtaining regulatory reviews or responding to interrogatories which can slow down or even prevent the desired transaction. Interstate toll and access services are subject to the jurisdiction of the FCC. The Company receives reimbursement from carriers in the form of charges for providing carriers with access to and from the Company's local network in addition to the compensation it receives from providing services to its end user customers.

The 1996 Act opened local telecommunications markets to competition, preempting state and local laws to the extent that they prevented competitive entry into a market. The 1996 Act allows states to retain the authority to preserve universal service, protect public safety and welfare, ensure quality of service, protect consumers and mediate and arbitrate disputes involving interconnection agreements between carriers. The 1996 Act generally requires local carriers to interconnect with other carriers, unbundle their services at wholesale rates, permit resale of their services, enable collocation of equipment, provide LNP and dialing parity, provide access to poles, ducts, conduits and rights-of-way, and complete calls originating by competing carriers under termination agreements. The 1996 Act's requirement to interconnect with other carriers resulted to the Company entering into an interconnection agreement with Cablevision, which provides services in the Company's territory as noted in the section on "Competition" above.

Pursuant to FCC requirements, the Company was once obligated to make contributions to a long-term support fund of the National Exchange Carrier Association. On January 1, 1998, pursuant to the 1996 Act, a new funding mechanism went into effect, pursuant to which all carriers contribute to a Universal Service Fund (the "USF") established by the FCC to cover high-cost areas, low-income customers, schools, libraries and rural health care providers. The Company's obligation to this fund was $398 and $298 in 2006 and 2005, respectively. Periodic cost studies conducted by the Company and filed with Universal Service Administration Company ("USAC") determine the amount of annual contributions made by the Company to the USF. Management, based upon recent cost studies, does not currently expect that the amount contributed by the Company to the USF will change significantly in upcoming periods.

The Company has been designated as an Eligible Telecommunications Carrier ("ETC") in New York and New Jersey, which has enabled it, as of January 1, 1998, to receive substantial funds from USAC. As a result of FCC orders, all local exchange carriers have been required to reduce interstate access charges billed to toll carriers. To offset this revenue reduction, monthly payments from the high cost portion of the USF are provided to carriers with ETC status and other characteristics set forth in the orders. The Company has those characteristics and received $2,696 and $3,293 in 2006 and 2005, respectively which is included in network access service revenue in Statements of Income.

The USF is under pressure as ILECs lose access lines and competitors seek to receive monies from the USF, and as a result changes in the funding and/or payout rules for the USF might further reduce the Company's revenues obtained from the USF. In an order released in June, 2006, the FCC increased assessments on wireless carriers and began assessments of VoIP providers, and announced that additional reforms would be reviewed and considered. Reforms of the USF are also the subject of pending legislation in Congress. The Company cannot predict the level of USF funding it will receive in the future as a result of USF reforms.

The advent of VoIP services being provided by cable television and other companies has heightened the need for Federal and State regulators to determine whether VoIP is subject to the same regulatory and financial constraints as wire line telephone service. On November 9, 2004, the FCC issued an order in response to a petition from Vonage declaring that Vonage-style VoIP services were exempt from state telecommunications regulations, which order is currently on appeal. The FCC order applies to all VoIP offerings provided over broadband services. However, this order did not clarify whether or under what terms VoIP traffic may be subject to intercarrier compensation requirements; whether VoIP was subject to state tax or commercial business regulations; or whether VoIP providers had to comply with obligations related to 911 emergency calls, the USF and the Communications Assistance for Law Enforcement Act ("CALEA"). The FCC is addressing these issues through its "IP-Enabled Services Proceedings", which opened in February 2004. On June 3, 2005, the FCC issued an order establishing rules requiring VoIP service providers to incorporate 911 emergency call capabilities for their customers as a standard feature of their services, rather than an optional enhancement. On September 23, 2005, the FCC required interconnected VoIP and broadband internet access service providers to comply with CALEA by mid-2007. Both of these 2005 orders have been appealed.

On February 10, 2005, the FCC adopted a Further Notice of Proposed Rulemaking ("FNPRM") addressing inter-carrier compensation. Proposed inter-carrier compensation changes, such as "bill and keep" (under which switched access charges and reciprocal compensation would be reduced or eliminated), could reduce the Company's access revenues. No decision or resolution of inter-carrier compensation has yet been forthcoming, and the Company cannot predict the impact of such decision or resolution.

In addition to charging for access to and from the Company's local network and for toll services provided by the Company or WVLD, the Company bills and collects charges for some of the interstate and intrastate toll messages carried on its facilities. Interstate billing and collection services provided by the Company are not regulated. They are provided under contract by the Company. Intrastate billing and collection remain partly regulated in New York and fully regulated in New Jersey. The regulated services are provided under tariff. Some carriers provide their own billing and collection services. The Company has also requested in a pending NYPSC proceeding that it, along with other carriers, be allowed pricing flexibility for various intrastate retail telecommunications services.

The Company has filed petitions with the NYPSC and the NJBPU seeking approval to reorganize its corporate structure in order to create a holding company that would separate its ILEC operations from its other operations. Under this reorganization plan, corporate management and administrative functions would remain at Warwick Valley Telephone Company, proposed to be renamed WVT Communications Inc., which would become the holding company of a local exchange subsidiary (proposed to be named Warwick Valley Telephone Company) and other, subsidiaries. Before the Company may complete this proposed reorganization plan, it must first obtain the approval of the NYPSC, the NJBPU and its shareholders.

Warwick Online's franchised video business operates in New York pursuant to franchises authorized by New York municipalities, which are governed and approved by the NYPSC, and in New Jersey pursuant to municipal consents provided by New Jersey municipalities and franchises awarded by the NJBPU. The NYPSC, the NJBPU and the FCC have various regulations applicable to the operation of the franchised video business, including requirements related to facilities, services, reports, issuance of securities and other matters such as corporate restructuring. Warwick Online's video business is exempt from the limited rate regulation that is allowed under federal law due to Warwick Online successfully obtaining findings of effective competition from the FCC in all of its franchised areas.

Although O-P is an important component of the Company's revenues and value, the Company continues to believe that the Company is primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities and is therefore not required to register as an investment company under the Investment Company Act of 1940. However, changes in circumstances, for example in the valuations of its assets and businesses, including O-P, or its effectiveness in developing new services and businesses or maintaining existing activities, could result in the possibility that the Company might need to restructure its assets or activities in order to remain in compliance with the Investment Company Act of 1940.

IMPACT OF INFLATION

Inflation is still a factor in our economy and the Company continues to seek ways to mitigate its impact. To the extent permitted by competition or regulation, the Company passes increased costs on to its customers by increasing sales prices over time.

EMPLOYEES

As of March 6, 2007 the Company had 82 full-time and 10 part-time employees, including 60 non-management employees of which 51 are represented by Local 503 of the International Brotherhood of Electrical Workers ("IBEW"). The Company negotiated a new five year agreement with its union members on May 1, 2003. Key provisions of the new contract were: annual wage increases of 3.0% beginning May 1, 2003 and increasing to 3.5% as of May 1, 2007; the capping of pension benefits; and increasing the Company's 401(k) match to 9% of gross wages for all employees hired prior to May 1, 2003.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others the following: general economic and business conditions, both nationally and in the geographic regions in which the Company operates; industry capacity; demographic changes; existing governmental regulations and changes in or the failure to comply with, governmental regulations; legislative proposals relating to the businesses in which the Company operates; competition; or the loss of any significant ability to attract and retain qualified personnel. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

Item 1A. *RISK FACTORS*

RISK FACTORS

The Company provides services to customers over access lines. If access lines decline, operating results may be adversely affected.

The business generates revenues by delivering voice, video and data services over access lines. The Company has and continues to experience access line losses due to competition from wireless and broadband service providers. The Company may continue to experience access line losses in its primary markets. The Company's inability to retain access lines could adversely affect the business and results of operations.

The Company is subject to competition that may adversely impact it.

As an ILEC, the Company historically had little competition in its markets. As a direct result of deregulation, the Company now faces direct competition in its traditional ILEC territories by CLEC operations and other providers of telecommunications services that offer comparable voice, video and data products. The primary competitor in our market has brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, consolidations and strategic alliances presently occurring within the telecommunications industry as well as ongoing technological innovation are likely to affect our competitive position. The Company cannot predict the number of competitors that will ultimately emerge, but increased competition from existing and new entities could have an adverse effect on our business.

The Company may not be able to successfully integrate new technologies, respond effectively to customer requirements or provide new services.

The communications industry is subject to rapid and significant changes in technology, the development of new types of content, frequent new service offerings and a changing regulatory and economic environment. The Company cannot predict the changes in our competitive position or profitability. Technological developments may reduce the competitiveness of our networks and require significant expenditures of capital to upgrade and or replace outdated technologies. In addition, new products and services arising out of technological developments may reduce the attractiveness of our products and services. If the Company fails to adapt successfully to technological changes or obsolescence or fails to obtain access to important new technologies or content, the Company could lose existing customers and fail to attract new customers. It is for this reason that the Company has developed video offerings and is planning to introduce a VoIP product. A key element to the Company's long-term growth strategy is its ability to deliver new and enhanced products and services to its customers. The successful delivery of new products and services is uncertain and dependent on many factors. There is no guarantee that delivery of these services will generate the anticipated increase in customers and revenues.

The Company's relationships with other communications companies are material to its operations.

The Company originates and terminates calls for long distance carriers and other interexchange carriers over our network and for that service the Company receives payments for access charges. These payments represent a significant portion of our revenues. Should these carriers go bankrupt or experience substantial financial difficulties, our inability to collect access charges from them could have a significant negative impact on our business and results of operations. The need for increased capital improvements to upgrade or expand its facilities or a decrease in demand for its services or continued competitive pressure on its rates could cause O-P's profitability to decline and could thereby reduce the income that the Company derives from those profits.

The Company is subject to significant regulations that could change in a manner that is adverse to the Company interests, or could remain in effect in a fashion that impedes the Company's ability to compete.

The Company operates in a heavily regulated industry. A significant portion of the Company's revenues generally have been supported by regulations that provide for local and network access revenues and USF funds. Laws and regulations applicable to the Company and its competitors have, from time to time, been challenged in the courts, and could be changed by the FCC or state regulators. Regulatory changes could adversely impact the rates the Company is permitted to charge its customers, reduce payments to the Company from the USF or restrict the Company's ability to effectively compete in the market place. Regulatory changes could also restrict the Company's ability to secure new sources of capital and or grow through strategic acquisitions or alliances. In addition, the failure of regulations to change in a manner that would establish an environment in which the Company may compete on more even terms with its actual economic competitors could also adversely affect the Company's profitability.

Although O-P is an important component of the Company's revenues and value, the Company continues to believe that the Company is primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities and is therefore not required to register as an investment company under the Investment Company Act of 1940. However, changes in circumstances, for example in the valuations of its assets and businesses, including O-P, or its effectiveness in developing new services and businesses or maintaining existing activities, could result in the possibility that the Company might need to restructure its assets or activities in order to remain in compliance with the Investment Company Act of 1940.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 required the Company to evaluate, and our independent registered public accounting firm to attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with the evaluation of its internal control over financial reporting, the Company identified material weaknesses, and may discover in the future, areas of its internal control that need improvement. Our efforts regarding internal controls are discussed in detail in this Annual Report on Form 10-K for 2006 under Item 9A, "Controls and Procedures." We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Remedying the material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have not yet remediated all the material weaknesses described in this Annual Report on Form 10-K for 2006 under Item 9A, "Controls and Procedures." If we do not remedy these material weaknesses, we will be required to report in our Quarterly Reports on Form 10-Q or in subsequent reports filed with the Securities and Exchange Commission that material weaknesses in our internal controls over financial reporting continue to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

If the Company is unable to file its financial statements, it could be delisted by NASDAQ and our stockholders could find it difficult to buy or sell our Common Shares.

Our Common Shares currently trade on NASDAQ. NASDAQ requires companies to fulfill specific requirements in order for their shares to continue to be listed, including the timely filing of reports with the Securities and Exchange Commission. Consequently, our securities may be considered for delisting if the Company fails to file annual and quarterly reports by the prescribed deadlines, fails to remediate documented material weaknesses in a timely manner or fails to develop and maintain effective controls and procedures. Any of the above could adversely affect Company's stock price and subject the Company to sanctions by NASDAQ or the Securities and Exchange

Commission. If our Common Shares are not listed, it could be more difficult and expensive for our stockholders to trade their shares.

Item 1B. *UNRESOLVED STAFF COMMENTS*

There were no unresolved staff comments as of December 31, 2006 that had been made not less than 180 days prior to this date.

Item 2. *PROPERTIES.*

The Company owns an approximately 22,000 square-foot building in Warwick, New York, which houses its general offices, data processing equipment and the central office switch for the Warwick exchange. In addition, the Company owns several smaller buildings which serve as office space, workshops, storage space or garages, or which house switching equipment at the Company's other exchanges. The Company also owns a building in Middletown, New York in order to support its CLEC operations in its Middletown exchange. The Company rents space located in Warwick, New York and Vernon, New Jersey. Both business segments share space in the Company's various properties. Of the Company's investment in telephone plant in service, central office equipment represents approximately 36.5%; connecting lines and related equipment 35.2%; telephone instruments and related equipment 2.3%; land and buildings 4.0%; Internet equipment 7.7%; video equipment 7.3%; and other plant equipment 7.0%.

Item 3. *LEGAL PROCEEDINGS.*

The Company is not currently party, nor is any of its property subject, to any material legal proceedings.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to the Company's shareholders during the fourth quarter of 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT.

The following is a list of names, ages and background of our current executive officers, all of whom serve until the next Annual Meeting of the Company's shareholders or termination of employment, whichever is sooner. There are no family relationships among the Company's executive officers:

Thomas H. Gray, 57, is Interim President & Chief Executive Officer. Mr. Gray is the founder and leader of the Telecom Expert Group (2001-present). Formerly a Vice President with Ameritech and Belgacom (prior to 2000), and FLAG Telecom (from 2000-2001), he has 37 years experience in United States and international telecom general management, strategy, organization, due diligence, mergers and acquisitions, marketing, product development, customer service and operations. His experience with small business operations was obtained as Managing Director of Mooney Airplane Company (in 2004) and as a member of the Board of Directors of Mooney Aerospace Group (2005-2006).

Kenneth H. Volz, 57, is Interim Vice President, Chief Financial Officer and Treasurer. Mr. Volz has been a principal of the Telecom Expert Group since 2002. From 2000 to 2001, Mr. Volz was a consultant to SBC Communications. Prior to 2000, Mr. Volz was employed at Ameritech in a number of positions, most notably as Vice President of Marketing and Business Development at Ameritech Information Industry Services, Vice President of Business Development at Ameritech Development, and Vice President of Strategic Investments at Ameritech International. Mr. Volz has over 30 years experience in finance, business development, planning and marketing in U.S. and international communications markets. He has served as Treasurer and board member of MagyarCom, the Ameritech and Deutsche Telecom holding company formed as a result of the acquisition of Matav (now Magyar Telekom). In addition to being a CPA, Mr. Volz holds an MBA from the Kellogg School of Management and a B.S.I.E from the University of Illinois.

Part II.

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's Common Shares trade on the NASDAQ Stock Market under the symbol WWVY. As of March 9, 2007 there were 584 Common shareholders of record and 173 Preferred shareholders of record. The Company does not know the number of beneficial owners. The Company has paid quarterly cash dividends on its Common Shares since April 1931 and paid cash dividends semi-annually from July 1907 until December 1930. Quarterly cash dividends are usually declared in February, May, August and November and are paid March 31, June 30, September 30 and December 20. Dividend payments are discussed further in Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations.

No equity securities of the Company were sold during 2006 that were not registered under the Securities Act of 1933.

Cash dividends paid per share for December 31 (in cents):

Quarter	2006(*)	2005
First (March 31)	$0.20	$0.20
Second (June 30)	0.20	0.20
Third (September 30)	0.20	0.20
Fourth (December 20)	1.20	0.20
Total	$1.80	$0.80

* Dividends paid in the fourth quarter of 2006 reflect a special dividend of $1.00 simultaneous with the Company's *decision to not sell the Company.*

The high and low bid prices for the Company's Common Shares on NASDAQ for the first, second, third and fourth quarters of 2006 and 2005 were as follows:

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
High	$22.04	$19.50	$20.24	$18.00
Low	$20.76	$19.05	$20.00	$17.57

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
High	$22.05	$25.33	$22.75	$19.94
Low	$21.27	$24.43	$22.75	$18.68

In March 2005, the Company purchased 50,000 Common Shares from a shareholder at $23 per share or $1,150.

Item 6. ***SELECTED FINANCIAL DATA***

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	($ in thousands except per share amounts)				
Selected financial data:					
Total operating revenues	$25,236	$27,342	$27,678	$28,649	$27,547
Total operating expenses	$29,030	$30,289	$26,564	$25,472	$22,436
Net income	$ 3,997	$ 5,170	$ 8,928	$ 7,730	$ 7,632
Total assets	$60,449	$68,229	$68,766	$59,733	$54,970
Long-term debt obligations	$ 7,214	$ 8,732	$10,251	$ 6,926	$ —
Common Share data:					
Net income per Common Share	$ 0.74	$ 0.96	$ 1.65	$ 1.43	$ 1.41
Cash dividends per Common Share*	$ 1.80	$ 0.80	$ 0.98	$ 0.70	$ 0.57

* Dividends paid in the fourth quarter of 2004 reflect a special dividend of $0.20 relating to the Company's sale of its investment in DataNet. Dividends paid in the fourth quarter of 2006 reflect a special dividend of $1.00 simultaneous with the Company's decision to not sell the Company.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

NASDAQ PANEL REVIEW

As previously reported, the Company received a letter from the NASDAQ Stock Market, Inc. stating that a NASDAQ panel would review the extensions of time that were granted to the Company by a NASDAQ hearing panel in connection with the delayed filings by the Company of its periodic reports. According to the letter, the hearing panel would provide information to the NASDAQ panel about its extension decisions near the end of November 2005. The Company had an opportunity to supplement that information in early December 2005. On February 17, 2006, the Company received a letter from NASDAQ which stated that NASDAQ would take no action against the Company but would further review its own policies regarding delisting.

OVERVIEW

Warwick Valley Telephone Company provides telephone services, including local network, network access, long distance network and directory services, to customers in the contiguous towns of Warwick, Goshen and Wallkill, New York, and the townships of West Milford and Vernon, New Jersey. The Company's service area is primarily rural and has an estimated population of 50,000. The Company has installed advanced digital switching equipment in all of its exchanges and fiber optic routes between central offices and to all neighboring telephone companies; it is considering the general construction of fiber optic routes in both its New York and New Jersey CLEC locations. Within the telephone business unit, the Company has a wholly-owned subsidiary — WVLD. WVLD resells toll telephone services to the Company's subscribers. The Company began operating as a CLEC in Middletown, New York in 1999, in Scotchtown, New York in 2001 and Vernon, New Jersey in 2002. In addition, broadband services are provided through the interconnection of the Company's fiber optic network with other carriers. The Company's Online segment provides high speed and dial-up Internet services, and Video over VDSL.

The 1996 Act created a nationwide structure in which competition is allowed and encouraged between local exchange carriers, interexchange carriers, competitive access providers, cable TV companies and other entities. The provisions of the 1996 Act, coupled with the evolution and practical application of VoIP, had a major impact in 2006 on the competitive landscape of the markets in which the Company operates. The combination of these regulatory changes and technological advances has enabled large cable companies such as Cablevision and TimeWarner to enter markets traditionally serviced by telecommunications companies and offer bundled packages of voice, video and data services over their existing cable infrastructure at very competitive prices and with substantially less regulation than that to which the Company is subject. Cablevision in particular entered the Company's New York markets in the second half of 2004 and has been successful in acquiring market share by offering extremely low introductory prices. The Company, due to its relative size and financial resources when compared to those of a company like Cablevision, cannot easily provide comparable services to its customers, at a competitive price.

With competition and the trend of more and more people gravitating away from traditional land line telephone service to VoIP and wireless services and eliminating second lines used for dial-up Internet services in favor of DSL, the Company, in its telephone operating segment, experienced a decline in revenues of $1,594 (or 8%) from $20,608 in 2005 to $19,014 in 2006. Revenues from traditional services such as local network, network access, long distance network and directory advertising, all experienced declines in 2006. In addition, revenues from Internet services also declined $511 (or 8%) as dial-up customers continued to migrate to DSL offered by competitors. Operating expenses decreased $1,259 (or 4%) from $30,289 in 2005 to $29,030 in 2006 largely due to decreased cost for professional services, lower trunkline costs for long distance and internet services and lower salaries and benefits. Operating losses in 2006 were offset by earnings from the Company's 7.5% interest in the O-P. The Company's equity interest in the earnings of O-P was $9,367, a decrease of 12% versus 2005.

The Company is currently addressing competition by the deployment of new technologies such as fiber to the home installations and a "soft switch", which would allow it to offer the array of voice, video and data services that customers now demand, and at a price more comparable to that of its competitors. The Company is also launching new CLEC initiatives based on the inroads it has made the last few years in both its New York and New Jersey CLEC operations. The Company is also addressing internal control issues by its ongoing efforts to remediate the material weaknesses previously identified in its Annual Report on Form 10-K for 2005 under item 9A, "Controls and Procedures".

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Certain of these accounting policies require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and any disclosure of contingent assets and liabilities. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Our investment in the O-P is accounted for under the equity method of accounting. Our investment in Zefcom was accounted for under the equity method prior to its sale in January 2006. Our investment in DataNet was accounted for under the cost method of accounting prior to its sale in October 2004.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include, but are not limited to, depreciation expense allowance for doubtful accounts, pension and postretirement expenses and income taxes. Actual results could differ from those estimates.

The Company's rates are regulated by the FCC, the NYPSC and the NJBPU and therefore the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment.

The rates that the Company charges to its customers for regulated services in New York were established in its 1993 rate case with the NYPSC. The rates the Company charges for its regulated services in New Jersey were established in its 1972 rate case with the NJBPU. The Company has not filed a rate case in New York or New Jersey since those times. If the Company should submit a rate case with the NYPSC or NJBPU in the future, it is uncertain what the outcome of the rate case would be and how it would affect Company's results of operations and financial position.

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements". Telephone and Network access revenues are primarily derived from usage of the Company's network and facilities, and are recognized as the corresponding services are rendered to customers. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded ratably over the life of the directory, generally one year. Revenue from Online services, which include DSL and video, is recorded when the services are rendered. Other service and sales revenue is recognized when services are provided or the sales transactions are completed.

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and the tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. The Company's deferred taxes result principally from differences in the timing of depreciation, Universal Service Fund revenues and in the accounting for pensions and other postretirement benefits.

The Company records property, plant and equipment at cost. Construction costs, labor and applicable overhead related to installations and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (vehicles, computers, etc.) ranges from 3 to 19 years. The estimated useful life of Internet and Video equipment ranges from 3 to 15 years. The estimated useful life of communication and network equipment ranges from 10 to 15 years. The estimated useful life of buildings and other equipment ranges from 14 to 50 years. Depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

CONSOLIDATED RESULTS OF OPERATIONS — 2006 vs. 2005 and 2005 vs. 2004 ($ in thousands)

We will discuss factors that affected our overall results for the past two years. We will also discuss our expected revenue and expense trends for 2007 in our "Operating Environment and Trends of the Business" section.

Operating Revenues

Operating revenues decreased by $2,106 (or 8%) from $27,342 in 2005 to $25,236 in 2006. This decrease was due primarily to:

- A decrease in Long distance network service revenues of $215 (or 17%), due to the continued decline in intrastate interLATA volume as customers continue to switch to wireless and Internet based communications, partially offset by an increase in Long distance sales revenues of $128 (or 6%), due to the success of the Company's long distance plan, which resulted in a 4% increase in subscribers to the Company's service in 2006 versus 2005.

- A decrease in Online services revenues of $511 (or 8%), mainly due to a decrease of $565 (or 31%) in dial-up services from the continued loss of customers (34% versus 2005) who migrated to other high speed Internet providers, and a decrease in other networking services of $41 (or 50%), partially offset by increased video revenues of $53 (or 3%), and an increase in DSL revenues of $42 (or 1%).

- A decrease in Local network service revenues of $353 (or 9%), due to a 9% decrease in access lines in 2006 mainly due to customers switching to Cablevision's telephone service and the loss of second access lines that were being utilized for dial-up Internet as customers continued to switch to DSL.

- A decrease in Other service and sales revenues of $49 (or 2%), due mainly to a decrease of $271 (or 17%) in sales of other non- regulated ancillary services, partially offset by an increase in circuit revenues of $211 (or 225%).

- A decrease in Directory advertising revenues of $42 (or 3%) as demand for local, regional and national directory ad pages continued to decline in 2006.

- A decrease in Network access service revenues of $1,063 (or 11%), mainly due to lower local switching support revenues of $597 (or 18%) received from the USF and lower switched access revenues of $494 (or 14%) due mainly to a 21% decline in total switched access minutes in 2006 versus 2005.

The Company's operating revenues decreased by $336 (or 1%) from $27,678 in 2004 to $27,342 in 2005. The decrease was due primarily to: (1) lower long distance network service revenues, mainly the result of lower interstate interLATA call volume, (2) lower dial-up revenues, mainly due to subscriber loss to DSL competitors, (3) lower local network service revenue mainly due to customers switching to Cablevision's telephone service and the loss of second access lines that were being utilized for dial-up Internet as customers continued to switch to DSL, (4) lower other services and sales revenues, due to reciprocal compensation rate reductions and lower demand for ancillary services and, (5) a slight decrease in directory advertising as the demand declined in 2005. These revenue losses were partially offset by higher revenues derived from higher local switching support revenues received from the USF and increased long distance sales due to the new long distance plan the Company introduced in 2005.

Operating Expenses

Operating expenses decreased $1,259 (or 4%) from $30,289 in 2005 to $29,030 in 2006. This decrease was largely due to:

- A decrease of $564 (or 6%) in corporate operations expense, mainly as a result of lower professional and consulting fees of $1,700 associated with the Company's ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act. This decrease was partially offset by a $827 reserve established for employees electing the Voluntary Termination Incentive Plan, and $400 in retention bonuses paid to the former CEO and CFO of the Company.

- A decrease of $245 (or 4%) in depreciation expense, due mainly to central office equipment taken out of service and Internet equipment that was fully depreciated early in 2006, partially offset by the increased depreciation associated with a change in the estimated useful life of certain video equipment from seven to three years on a prospective basis, beginning in August 2005.

- A decrease of $30 (or 1%) in other plant non-specific expenses, due mainly to the outsourcing of the Internet/video help desk functions as of July 1, 2006, partially offset by the write-off of obsolete inventory items and by higher content costs for the video product.

- A decrease of $222 (or 16%) in property, revenue and payroll taxes, due mainly to lower assessments from the Universal Service Fund of $172 and lower property, sales and excise taxes of $48.

- A decrease of $379 (or 24%) in cost of services and sales, due mainly to lower trunk line costs for the Internet and long distance services, reflecting efficiencies generated from better management of capacity requirements and lower DSL service material and installation costs.

- A decrease of $296 (or 7%) in customer operations expenses, due mainly to lower salaries and benefits as a result of decreased staffing and lower advertising costs, partially offset by higher costs associated with carrier access billing.

Partially offset by:

- An increase of $477 (or 10%) in plant specific expenses mainly as a result of increased labor and benefits in 2006. This increase reflected a shift in work effort as it relates to the plant infrastructure towards more routine repair and maintenance projects versus capital improvements and upgrades (capital expenditures are discussed in Cash Flow from Investing Activities below).

Operating expenses increased $3,725 (or 14%) from $26,564 in 2004 to $30,289 in 2005. This increase was due primarily to: (1) higher corporate expenses, mainly professional and consulting fees associated with compliance with Section 404 of the Sarbanes-Oxley Act, (2) higher plant specific expenses mainly as a result of increased labor and benefits in 2005, and (3) higher depreciation expense and content costs associated with the expansion of the Video product. Partially offsetting these increases were lower trunk line charges and lower customer operations expenses associated with decreased staffing.

Other Income (Expenses)

Other income (expenses) decreased $1,072 (or 10%) from $10,903 in 2005 to $9,831 in 2006. This decrease is due mainly to:

- Decreased earnings from O-P of $1,271 (or 12%) resulting from a reduction of minutes and rates.
- A reduction of $278 in gains from sales of investments which resulted from the sale of Zefcom in 2006, generating a gain of $611, compared to the gain of $889 recognized in May of 2005 in connection with the Company's receipt of funds that had been held in escrow as part of the terms of the sale of the Company's 8.9% interest in DataNet in 2004.

Partially offset by:

- An increase in interest income (expense) of $180 (or 86%) due mainly to higher interest income earned on interest bearing cash equivalents offset by interest rates on borrowings.
- A net decrease in expense of $296 (or 72%) resulting from the reduction of income from the sales of communication equipment and a reduction of expenses, primarily from abandoned projects written off in 2005. This expense reduction included a charge for tax penalties arising from an audit of the Company's 2002 through 2004 tax returns.

Other income (expenses) decreased $1,488 (or 12%) from $12,391 in 2004 to $10,903 in 2005. The decrease in 2005 was primarily due to lower gains from sale of investments and increased losses from the Company's investment in Zefcom and EsiNet. In addition, the Company wrote off its entire EsiNet investment as a permanently impaired asset. The decrease in other income (expenses) was partially offset by earnings from O-P.

SEGMENT RESULTS OVERVIEW

The telephone operations segment, which operates as a retail and wholesale seller of communications services, accounted for approximately 75% of our consolidated operating revenues in each of 2006 and 2005. This segment provides telecommunications services, including local networks, network access, long distance voice, customer premise equipment, private branch exchange ("PBX") equipment, wireless and directory advertising services (yellow and white pages advertising and electronic publishing).

The Online segment accounted for approximately 25% of our consolidated segment operating revenues in each of 2006 and 2005. This segment provides high speed (DSL) and dial-up Internet services, and video over VDSL (a digital TV product). In response to customer demand, the Online segment is actively engaged in research and development to upgrade its current video offering to include High Definition ("HD") and Video on Demand ("VOD") products, as well as a non-regulated voice product using Internet Protocol ("IP") technology. The Company also plans to deploy Asymmetrical Digital Subscriber Line ("ADSL2+") technology, which allows for faster speeds at longer distances to service areas not covered by VDSL.

In 2005 and 2004 the telephone operating segment accounted for approximately 75% and the Online segment accounted for 25% of consolidated operating revenues, respectively.

For further segment information see Note 5 to the Consolidated Financial Statements contained in Item 15(a).

Telephone

Local network service — Revenue decreased mainly as the result of a 9% decrease in access lines in 2006. Access line losses were mainly the result of customers switching to Cablevision's bundle package and the continued loss of second access lines used for dial-up Internet connections by customers switching to DSL outside the Company's service area.

Network access service — includes end user, local switching support, switched access and special access revenue categories. Revenue decreased primarily due to lower local switch support revenues received from the USF and declining billable switched access minutes and flat rates.

Long distance services — which includes network services resulting from the transport of intraLATA (outside the local calling area) and interLATA (traditional long distance) calls and subscribers to the Company's long distance plan. Network service revenues declined as the volume of intraLATA call minutes continued to drop as customers continued to switch to wireless and IP based services. This decline was partially offset by increased revenues from long distance sales due to an increase in the number of subscribers to the Company's long distance plan. Long distance subscribers increased 4% over 2005.

Directory advertising — Revenue decreased 3% over 2005 as the sale of local, regional and national ad pages all declined. The Company expects an industry trend towards a slowdown in the growth in the demand for traditional directory ad pages to continue as more customers migrate to web based advertising.

Other service and sales — includes revenues from services related to billing and collections provided to other carriers, inside wire revenue, circuit revenue and reciprocal compensation. Revenue decreased as reciprocal compensation declined due to lower rates that were mandated by the FCC and other ancillary revenues such as billing and collection and inside wire decreased due to lower customer demand for these products. These decreases were partially offset by an increase in circuit billings.

Telephone operations expenses decreased in 2006 mainly due to the reduction of professional and consulting fees and lower salaries and benefits due to a reduction in work force as a result of the Voluntary Termination Incentive Payout.

Other income (expenses) declined in 2006 mainly due to the reduction in gains from sales of investments which resulted from the sale of Zefcom in 2006, compared to the finalization of the sale of DataNet in 2005 and to a decrease in the earnings of O-P.

Online

Online revenues declined in 2006 largely due to the loss of 2,050 dial-up customers who migrated to DSL service. Offsetting the decline in dial-up revenues was an increase in video and DSL revenues. However, the annual growth of these products slowed in 2006 due to the suspension of the aggressive expansion program the Company had been engaged in since the initial roll out of the video product in April 2002. This step was taken to allow the Company time to study recent advances in video technology which would enable the Company to expand the reach of its products to additional customers in its markets and support the growing customer demand for high definition signals and video on demand. During the first quarter of 2006, the Company deployed new advanced video services on a limited basis in its New Jersey CLEC.

Online expenses decreased in 2006 mainly due to the outsourcing of the Internet help desk, depreciation expense largely associated with full depreciation of some Internet equipment and lower trunk line expenses reflecting efficiencies generated from better management of capacity requirements.

Investment in Zefcom

Until January 3, 2006, the Company owned 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells Sprint PCS under private label, and it accounted for its investment using the equity method of accounting. The Company's share of Zefcom's losses has been reported in "Income from equity investments, net" in the Income Statement for the years ended December 31, 2005, 2004 respectively. On January 3, 2006 the Company sold its interest in Zefcom to a group of outside investors for $700 in cash.

Investment in EsiNet

The Company owned as of December 31, 2006 a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced as of January 31, 2007 to 18.45% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure an $6,750 ten year term credit facility. Based on determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment of the Company's entire amount in EsiNet which was written-off in the year ended December 31, 2005. EsiNet has been actively seeking additional sources of equity financing from its existing partners and from outside sources; in the event it succeeds, the Company anticipates that its equity ownership interest will be further diluted.

LIQUIDITY AND CAPITAL RESOURCES

The Company had $12,296 of cash and cash equivalents available at December 31, 2006. The Company also has a $4,000 line of credit with a bank, of which the entire amount remained unused as of December 31, 2006. Interest is at a variable rate and borrowings are on a demand basis without restrictions. The Company is in compliance with all loan covenants under the line of credit. The Company has an unsecured loan with CoBank ACB at a variable rate, which approximated 7.3% for the twelve months ended December 31, 2006. As of December 31, 2006 $8,733 of the principal amount was outstanding under the CoBank facility. In October 2004, the Company began making principal payments on the outstanding debt; the final payment is due July 20, 2012.

CASH FROM OPERATING ACTIVITIES

The Company's primary source of funds continues to be cash generated from operations, supplemented by cash distributions from O-P. The Company's cash distributions from O-P for the Company's share of O-P earnings totaled $9,150 for the year ended December 31, 2006 versus $9,975 for the year ended December 31, 2005. O-P's cash distributions are made to the Company on a quarterly basis at the discretion of the general partner.

CASH FROM INVESTING ACTIVITIES

Capital expenditures totaled $4,627 during the year ended December 31, 2006 as compared to $2,523 for the corresponding period of 2005, reflecting the Company's decision to upgrade its central office switching facility with the implementation of a new soft switch which was placed in service in the fourth quarter. Capital expenditure for work in progress continues on the conversion of the Company's IT operating systems as well as the continued creation of a communication infrastructure for a large and expanding residential and resort complex located in the Company's New Jersey CLEC territory.

In 2004, the Company made capital contributions of $713 to EsiNet. In April 2005, the Company made its final required capital contribution of $238, bringing its total investment in EsiNet to $950 and fulfilling its contractual funding obligation. As reported above, the Company has now written off the entire amount of its net investment in EsiNet.

CASH FROM FINANCING ACTIVITIES

Dividends, declared by the Board of Directors of the Company, were $1.80 per share for the year ended December 31, 2006 as compared to $0.80 and $0.98 in 2005 and 2004, respectively. Of the dividends paid in 2006, $1.00 per share represented a special dividend declared by the board and in 2004, $0.20 per share represented a special dividend with respect to the sale of the Company's interest in DataNet. The total amount of dividends paid by the Company for the year ended December 31, 2006 on its common shares was $9,633 as compared to $4,282 in 2005 and $5,294 in 2004. In March 2005, the Company purchased 50,000 Common Shares from a shareholder at $23 per share or $1,150.

In September 2004, the Company borrowed $5,000 under its loan facility with CoBank to be used for future capital expenditures and strategic acquisitions. The borrowed funds were invested in short-term cash equivalents.

Off-Balance Sheet Arrangements

As of December 31, 2006 the Company did not have any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Below is a summary of the Company's material contractual obligations and commitments as of December 31:

	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	($ in thousands)				
Long-term debt, including current maturities(a)	$1,519	$3,037	$3,037	$1,140	$ 8,733
Interest expense(b)	638	942	499	84	2,163
Operating leases(c)	451	480	287	62	1,280
Trunk line agreements(d)	605	1,045	—	—	1,650
Other long-term obligations(e)	1,435	—	—	—	1,435
Total Contractual obligations and commitments	$4,648	$5,504	$3,823	$1,286	$15,261

(a) Pursuant to the loan agreement, principal payments relating to long-term debt commenced on October 2004 and will continue for 32 consecutive quarters from that date until repaid in full.

(b) Long-term debt is at a variable rate. Interest payments are calculated based upon a current interest rate of 7.30%. This rate is subject to fluctuation in the future.

(c) The Company leases tower space for transmission of content for its Video product. In addition, the Company also leases office and parking space, and vehicles.

(d) Represents contractual commitments, with a specified contract life, to purchase access to trunk lines from other carriers for the transmission of voice, data and video.

(e) The Company is required to make minimum contributions to its pension and postretirement plans. These amounts are not estimable for years after 2007.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2007 Revenue Trends

It is anticipated that in 2007, WVT will continue to face the challenges endemic to the telecommunications industry, namely continued declines in the revenue associated with traditional service offerings. These declines are currently expected to be partially offset by new products and services, although the revenues from those products and services are likely to take time to develop.

On February 22, 2007 the Company announced that it had notified Verizon Wireless of the East LP ("Verizon Wireless") that it would exercise its right of first refusal to purchase a portion of the limited partnership interest in O-P being sold by FairPoint and Taconic to Verizon Wireless. The right of first refusal exists pursuant to the partnership agreement of O-P and entitles the Company to purchase its pro rata share of a partnership interest being sold by another limited partner at the price to be received by the selling partner. The Company is entitled to purchase 8.108% of the 7.5% limited partnership interest being sold by Taconic for a price equal to 8.108% of the purchase price that Verizon Wireless has agreed to pay. By exercising its right of first refusal, the Company will be able to acquire an additional 0.6081% limited partnership interest in O-P for $4,459. If the purchase takes place, the Company will hold an 8.108% limited partnership interest in O-P. O-P has informed the Company of further reduction in wholesale rates for 2007. Based on the budget information provided by the partnership, it is anticipated these rate reductions will be, in part, offset by continued growth in its subscriber base as well as the related usage revenue. Accordingly, the Company currently expects O-P's distributions to the partners, including the Company, to decline by approximately 15% in comparison to 2006, prior to considering the additional O-P dividends due to the Company from its purchase of a greater interest of the partnership. Actual distributions will, of course, depend on the subscriber base and usage. Additionally, the general partner of O-P is expected to effect further rate reductions in 2008.

2007 Expense Trends

WVT expects to continue the streamlining of its operations that began in 2005 and to complete the installation of its new enterprise software package. These efforts are currently expected to reduce and/or slow the growth of operating expenses, once they are completed.

The continued drop in the assumed discount rate used to estimate the Company's benefit plan obligations and the continued rise in the healthcare cost trend rate are expected to continue to put upward pressure on current and future health care costs. These increases are somewhat mitigated by cost savings realized by the freezing of the Non-Management Pension Retirement Plan in 2003 and the Management Retirement Plan in 2004, as well as savings achieved by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Professional service fees are expected to continue to fall in 2007 as the Company's professional and consulting fees associated with Section 404 compliance decline.

During 2003, the Company reached a five year agreement with the IBEW. As part of this agreement, labor cost for our union employees will increase 3.5% in 2007 under the contract.

As a result of new agreements with various carriers, and better management of capacity requirements, trunk line costs are expected to continue decreasing in 2007.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

The Company does not hold or issue derivative instruments for any purposes or other financial instruments for trading purposes. The Company's only assets exposed to market risk are its interest bearing bank accounts, into which the Company deposits its excess operating funds on a daily basis, the $5,000 of funds borrowed from CoBank which CoBank has deposited in an interest bearing money market account on the Company's behalf and a $4,825 Certificate Deposit currently held with our primary commercial bank. In regards to its CoBank loan, the Company has the option of choosing the following rate options: Weekly Quoted Variable Rate, Long-Term Fixed Quote and a Libor Option. In 2006, the Weekly Quoted Variable Rate Option was selected and used to calculate accrued interest on the loan. The Company does not believe that its exposure to interest rate risk is material at the present time.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

See Item 15(a) below for the Index to Financial Information.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

On September 27, 2005, the Company decided to dismiss PricewaterhouseCoopers LLP as its independent registered public accounting firm effective upon completion of services related to the audit of the December 31, 2004 financial statements. Such procedures were completed on November 15, 2005. The Company's Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm. The reports of PricewaterhouseCoopers LLP on the financial statements for the years ended December 31, 2003 and 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

From the date of appointment of PricewaterhouseCoopers LLP on May 30, 2003 and through November 15, 2005, there were no disagreements pursuant to Item 304(a)(1)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

From the date of appointment of PricewaterhouseCoopers LLP on May 30, 2003 and through November 15, 2005, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except the Company's nine reported material weaknesses in its internal control over financial reporting as of December 31, 2004. Such material weaknesses are contained in Item 9A, Controls and Procedures, of the Company's Annual Reports on Form 10-K/A for the year ended December 31, 2004. As a result of the material weaknesses in 2004, the Company concluded in its amended Annual Report for 2004 on Form 10K/A that its internal control over financial reporting was not effective as of December 31, 2004. The Company authorized PricewaterhouseCoopers LLP to respond fully to inquiries of the successor accountant concerning the subject matter of each material weakness.

In March 2007, the Company requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements insofar as they relate to the period during which PricewaterhouseCoopers LLP was engaged by the Company. A copy of such letter, dated March 29, 2007 was provided by PricewaterhouseCoopers LLP and is included in Exhibit 16 to this Annual Report on Form 10-K.

On September 27, 2005 the Company decided to engage WithumSmith+Brown P.C. as its independent registered accounting firm to audit the financial statements of the Company, including the audit of the effectiveness of internal control over financial reporting for the year ended December 31, 2005. During the period January 1, 2003 through September 27, 2005 the Company did not consult with WithumSmith+Brown P.C. regarding either:

1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that WithumSmith+Brown P.C. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial issue; or

2) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)1(iv) of Regulation S-K and related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided WithumSmith+Brown P.C. a copy of the above disclosure with the request that it provide the Company with a letter to the Securities and Exchange Commission if it disagreed with such disclosure. WithumSmith+Brown P.C. did not provide the Company with such a letter.

Item 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports are recorded, processed, summarized, and reported within the time periods specified in rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2006, the management of the Company carried out an assessment, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). As of the date of this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2006, because of the material weaknesses described below.

Due to the material weaknesses described below, the Company's management performed additional analyses and other post-closing procedures including reviewing all significant account balances and disclosures in the consolidated financial statements contained in this Annual Report on Form 10-K, to ensure the Company's consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America. Accordingly, management believes that the consolidated financial statements included in this Annual Report fairly present, in all material respects, the Company's financial condition, results of operations, and cash flows for all periods presented.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In performing its assessment of the effectiveness of the Company's internal control over financial reporting, management applied the criteria described in the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following control deficiencies which represent material weaknesses in the Company's internal control over financial reporting as of December 31, 2006:

1) The Company did not maintain an effective control environment. Specifically, the financial reporting organizational structure was not adequate to support the activities of the Company. Furthermore, the information technology infrastructure was not adequate to support the Company's financial accounting and reporting responsibilities. This control deficiency contributed to the material weaknesses described below in items 2 through 6 below. This control deficiency could result in the material misstatement of significant accounts and disclosures, including those described in items 2 through 6 below; that would result in material misstatements to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

2) The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of accounting principles generally accepted in the United States of America ("GAAP") commensurate with the Company's financial reporting requirements. Due in part to turnover in 2006 at both the Chief Financial Officer and Controller positions, certain key finance and accounting positions were not staffed with personnel possessing the appropriate skills, training, and experience in the application of GAAP to meet their responsibilities. This control deficiency contributed to the individual material weaknesses described below in items 3 through 6. This control deficiency could result in material misstatements of significant accounts and disclosures, including those described in items 3 through 6 below, that would result in a material misstatement to the

Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3) The Company did not maintain effective controls over the authorization, completeness and accuracy of revenue and accounts receivable. Specifically the controls over the authorization, completeness and accuracy of (i) service activation and service order initiation; (ii) customer billing adjustments including write-offs; (iii) the development of, changes to and maintenance of billing rates; (iv) the approval and processing of customer payments, credits and other customer account applications; and (v) the switching process for tolls and carrier access billings, including the record transfer process, were not effective. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements. This control deficiency could result in a misstatement of revenue or accounts receivable that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

4) The Company did not maintain effective controls over its financial reporting process. Specifically, the Company lacked policies, procedures, and controls for the preparation and review of the interim and annual consolidated financial statements and supporting schedules. This control deficiency contributed to the individual material weaknesses described below:

a) The Company did not maintain effective controls over its preparation, review, and approval of significant account reconciliations and journal entries. Specifically, the Company did not maintain effective controls over the completeness and accuracy of underlying data for supporting schedules and journal entries for: (i) inventory and related valuation reserves, (ii) revenue and accounts receivable, and (iii) fixed assets and related depreciation accounts. This control deficiency did result in audit adjustments to the 2006 interim and annual consolidated financial statements.

b) The Company did not maintain effective controls over the completeness and accuracy of period-end accruals. Specifically, several entries regarding accounts payable and related accrued expenses were not identified and recorded in the appropriate time period. This control deficiency resulted in audit adjustments to the 2006 interim and annual consolidated financial statements.

c) The Company did not maintain effective controls over the preparation and review of the consolidated interim and annual financial statements. Specifically, the Company did not have effective controls over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and the accompanying footnote disclosures and to ensure the balances reported in the consolidated financial statements reconciled to the underlying supporting schedules and analyses. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements.

d) The Company did not maintain effective control over certain spreadsheets utilized in the period-end financial reporting process. Specifically, the Company lacked effective controls related to the completeness, accuracy, validity, and restricted access to spreadsheets related to: shareholders' equity including earnings per share; journal entries and reconciliations; taxes; revenue and accounts receivable; and payroll expense and the related accruals. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements.

In summary with respect to this deficiency, the control deficiencies described in a) through d) above could result in a material misstatement of the aforementioned accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that each of the control deficiencies described in a) through d) above constitutes a material weakness.

5) The Company did not maintain effective controls over changes to production applications and over access to programs and data. Specifically, certain of the Company's personnel had unrestricted access to various financial application programs and data beyond the requirements of their individual job responsibilities in processing accounts payable, inventory and revenue transactions. Such access was beyond the

requirements of their assigned responsibilities and was not appropriately monitored. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts or disclosures, including those described above, that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

6) The Company did not maintain effective controls over the design of its general ledger application. Specifically, the design of the general ledger application allows users to post adjusting entries to closed periods. Furthermore, this inadequate system design within the general ledger application permits users to post adjustments to prior periods without authorization. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, based on the criteria in *Internal Control-Integrated Framework* issued by COSO. WithumSmith+ Brown, P.C., an independent registered public accounting firm, has audited management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as stated in their report, which appears herein.

Changes in Internal Control Over Financial Reporting

The Company recognizes the importance of the control environment as it sets the overall tone for the organization and is the foundation for all other components of internal control. Consequently, remediation programs to eliminate certain material weaknesses related to the Company's control environment that existed as of December 31, 2005 were implemented and tested during 2006. The remediation programs that have been implemented and tested are as follows:

1) As reported in the Company's March 31, 2006 10-Q, the Company has implemented procedures to effectively manage the Company's investments ensuring the completeness and accuracy of recording investments, recording gains or losses on the disposition of equity investments in the appropriate period and the presentation of related cash flows.

2) The Company remediated the following material weakness in its internal controls over the accuracy of its accounting for income taxes and the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision:

- Established procedures to ensure the accuracy and completeness of the calculation of and accounting for income taxes.
- Contracted a qualified telecommunication industry income tax specialist to assist the Company with its preparation, filing, and related accounting for all elements of income taxation at both the state and federal levels.

3) The Company recognizes the importance of segregating duties in detecting and preventing fraud. Included in the remediation process the Company established manual controls to segregate the duties associated with the creation, critical review, approval, and reconciliation of transactions related to the financial reporting process.

Ongoing Remediation Efforts Relating to the Company's Internal Control over Financial Reporting

The Company continues its ongoing remediation efforts by implementing enhancements and changes to its internal control over financial reporting to provide reasonable assurance that the errors and control deficiencies identified above will not recur. For the most part, these remediation initiatives began in 2005 and continued throughout 2006 and represent the Company's plan to remediate the material weaknesses identified above, with some of the remediation plans impacting only one material weakness, while other remediation plans will, after implementation, remedy several of the material weaknesses.

The Company recognizes the importance of having staff with competencies required for the accurate interpretation of generally accepted accounting principles (GAAP); for having effective internal controls over financial reporting; and for establishing the appropriate policies and procedures to assure timely, accurate, and reliable information. Consequently, to eliminate material weaknesses identified with respect to staffing and training, the Company has:

- Enhanced the competency of the organization by hiring staff competent in accounting operations during 2006. The Company will continue to enhance its financial and reporting competencies by developing its staff with continuing education programs.

- Engaged an interim Chief Financial Officer in January 2007 and is currently seeking a full time CFO with the requisite accounting and industry experience.

The Company has commenced the remediation of the material weaknesses in its internal controls related to the period end financial reporting process that have the potential of preventing the accurate preparation and review of the Company's consolidated financial statements by increasing the supervisory review of the consolidation process in 2006. In addition, the Company has developed internal controls related to the period end financial reporting process that have the potential of preventing the accurate preparation and review of the Company's consolidated financial statements in future financial periods as follows:

- Established procedures for period end cut-offs, including, but not limited to, identifying and recognizing all incurred liabilities.

- Established procedures to properly identify and accumulate all supporting information to ensure the completeness and accuracy of the financial statement footnote disclosures and to ensure the balances reported in the consolidated financial statements reconcile to the underlying supporting schedules and analyses.

The Company recognizes the importance of its Information Technology General Controls (ITGC) and their use as an effective tool for managing and controlling processes that affect the financial reporting process. Remediation during 2006 to eliminate material weaknesses related to the Company's ITGC was as follows:

- Only personnel with the appropriate authorization should have access to the programs and processes that ultimately affect financial reporting as such, the Company is in the process of establishing and enforcing authorization procedures for limiting access to those functions that have an affect on financial reporting.

- Management implemented procedures during 2006 to enhance control over the "change management" process.

- The Company upgraded its overall system security and implemented the associated operational procedures.

To assist in the remediation of a number of existing material weaknesses, the Company is in the final stages of upgrading its new business operating support system that will simultaneously automate and improve the Company's internal controls over financial reporting. The Company converted a portion of its billing system to this new operating system in the fourth quarter of 2006. The Company expects the implementation of this new operating system to remediate material weaknesses reported above regarding the accounting for revenue and accounts receivable; the information technology infrastructure supporting the Company's financial accounting and reporting responsibilities; the design of the general ledger and unrestricted access to various financial application programs. The Company anticipates the new operating support system will be fully integrated with respect to the majority of the Company's processes in 2007 and ongoing upgrades and improvements will continue throughout 2007.

Part III.

Item 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.*

Incorporated by reference to the information under the following captions in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders: "Information About Directors and Nominees for Election as Directors"; "Governance of the Company Ethics and Values"; "Governance of the Company Audit Committee"; "Section 16(a) Beneficial Ownership Reporting Compliance"; and "Making Shareholders Proposals". See also information immediately after Item 4 above.

Item 11. *EXECUTIVE COMPENSATION.*

Incorporated by reference to the information under the caption "Compensation of Executives and Directors" in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.*

Incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Incorporated by reference to the information under the captions "Governance of the Company Board Meetings and Board Committees", and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

Incorporated by reference to the information under the caption "Audit Fees," and "Audit-Related Fees" in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Part IV.

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following items are filed as part of this Annual Report:

1. *Financial Statements*

3. *Exhibits*

Exhibit No.	Description of Exhibit	Reference
3(a)	Articles of Incorporation, as amended	Incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for September 2003
3(b)	By-Laws	Incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for 2005
4(a)	Form of Common Shares Certificate, as amended	Incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for September 2003
4(b)	CoBank Loan Agreement	Incorporated by reference to Exhibit 4(d) to the Company's Annual Report on Form 10-K for 2002
10.1	Employment Agreement — Thomas H. Gray — Interim President and Chief Executive Officer	Filed herewith
10.2	Employment Agreement — Kenneth H. Volz — Interim Vice-President, Chief Financial Officer and Treasurer	Filed herewith
14	Warwick Valley Telephone Company Code of Ethics	Incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K for 2003
16	Letter from PricewaterhouseCoopers LLC regarding accuracy of statements concerning their dismissal	Filed herewith
21	Significant Subsidiaries of Registrant	Incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for 2003
23.1	Consent of Independent Registered Public Accountants WithumSmith + Brown, P.C.	Filed herewith
23.2	Consent of Independent Registered Public Accountants PriceWaterhouseCoopers LLP	Filed herewith
23.3	Consent of Independent Registered Public Accountants Deloitte & Touche LLP	Filed herewith
31.1	Rule 13a -14(a)/15d-14(a) Certification signed by Thomas H. Gray, Chief Executive Officer	Filed herewith
31.2	Rule 13a -14(a)/15d-14(a) Certification signed by Kenneth H. Volz, Chief Financial Officer	Filed herewith
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Thomas H. Gray, Chief Executive Officer	Filed herewith
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Kenneth H. Volz, Chief Financial Officer	Filed herewith
99	Orange County-Poughkeepsie Limited Partnership Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WARWICK VALLEY TELEPHONE COMPANY

/s/ Thomas H. Gray

Thomas H. Gray
Interim President, Chief Executive Officer and Director

Dated: March 29th, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on the 16th day of March, 2007.

Signature	Title
/s/ Thomas H. Gray Thomas H. Gray	Interim President, Chief Executive Officer (Principal Executive Officer) and Director
/s/ Kenneth H. Volz Kenneth H. Volz	Interim Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ Wisner H. Buckbee Wisner H. Buckbee	Director
/s/ Philip S. Demarest Philip S. Demarest	Director
/s/ Robert J. DeValentino Robert J. DeValentino	Director
/s/ Herbert Gareiss, Jr. Herbert Gareiss, Jr.	Director
/s/ Joseph J. Morrow Joseph J. Morrow	Director
/s/ Kelley C. Bloss Kelley C. Bloss	Director
/s/ Jeffery D. Alario Jeffery D. Alario	Director
/s/ Douglas J. Mello Douglas J. Mello	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
Warwick Valley Telephone Company:

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years then ended. We have also audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Warwick Valley Telephone Company did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Warwick Valley Telephone Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal controls over financial reporting based on our audits. We did not audit the financial statements of the Orange County-Poughkeepsie Limited Partnership (the "O-P Partnership"), an investment that was reflected in the consolidated financial statements using the equity method of accounting. The investment in O-P Partnership represented 6% of total consolidated assets as of December 31, 2006 and 2005 , and 155% and 139% of income before income taxes for the years ended December 31, 2006 and 2005, respectively. The financial statements of O-P Partnership were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for O-P Partnership, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 financial statements.

1. The Company did not maintain an effective control environment. Specifically, the financial reporting organizational structure was not adequate to support the activities of the Company. Furthermore, the information technology infrastructure was not adequate to support the Company's financial accounting and reporting responsibilities. This control deficiency contributed to the material weaknesses described in items 2 through 6 below. This control deficiency could result in the material misstatement of significant accounts and disclosures, including those described in items 2 through 6 below that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

2. The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of accounting principles generally accepted in the United States of America ("GAAP") commensurate with the Company's financial reporting requirements. Due in part to turnover in 2006 at both the Chief Financial Officer and Controller positions, certain key finance and accounting positions were not staffed with personnel possessing the appropriate skills, training and experience in the application of GAAP to meet their responsibilities. This control deficiency contributed to the individual material weaknesses described below in items 3 through 6. This control deficiency could result in material misstatements of significant accounts and disclosures, including those described in items 3 through 6 below that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3. The Company did not maintain effective controls over the authorization, completeness and accuracy of revenue and accounts receivable. Specifically, the Company's controls over the authorization, completeness and accuracy of (i) service activation and service order initiation; (ii) customer billing adjustments including write-offs; (iii) the development of, changes to and the maintenance of billing rates; (iv) the approval and processing of customer payments, credits and other customer account applications; and (v) the switching process for tolls and carrier access billings, including the record transfer process, were not effective. This control deficiency did not result in audit adjustments to the Company's 2006 interim or annual consolidated financial statements. This control deficiency could result in a misstatement of revenue or accounts receivable that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

4. The Company did not maintain effective controls over its financial reporting process. Specifically, the Company lacked policies, procedures and controls for the preparation and review of the interim and annual consolidated financial statements and supporting schedules. This control deficiency contributed to the individual material weaknesses described below:

A. The Company did not maintain effective controls over the preparation, review and approval of significant account reconciliations and journal entries. Specifically, the Company did not maintain effective controls over the completeness and accuracy of underlying data for supporting schedules and journal entries for: (i) inventory and the related valuation reserves; (ii) revenue and accounts receivable; and (iii) fixed assets and the related depreciation accounts. This control deficiency did result in audit adjustments to the Company's 2006 interim and annual consolidated financial statements.

B. The Company did not maintain effective controls over the completeness and accuracy of period-end accruals. Specifically, several entries regarding accounts payable and accrued expenses were not identified and recorded in the appropriate time period. This control deficiency resulted in audit adjustments to the Company's 2006 interim and annual consolidated financial statements.

C. The Company did not maintain effective controls over the preparation and review of the consolidated interim and annual financial statements. Specifically, the Company did not have effective controls over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and the accompanying footnote disclosures and to ensure the balances reported in the consolidated financial statements reconciled to the underlying supporting schedules and analyses. This control deficiency did not result in audit adjustments to the Company's 2006 interim or annual consolidated financial statements.

D. The Company did not maintain effective control over certain spreadsheets utilized in the period-end financial reporting process. Specifically, the Company lacked effective controls related to the completeness, accuracy, validity, and restricted access to spreadsheets related to: shareholders' equity including earnings per share; journal entries and reconciliations; taxes; revenue and accounts receivable; and payroll expense and the related accruals. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements.

In summary, with respect to this deficiency, the control deficiencies described in A through D above could result in a material misstatement of the aforementioned accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that each of the control deficiencies described in A through D above constitutes a material weakness.

5. The Company did not maintain effective controls over changes to production applications and over access to programs and data. Specifically, certain of the Company's personnel had unrestricted access to various financial application programs and data beyond the requirements of their individual job responsibilities in processing accounts payable, inventory and revenue transactions. Such access was beyond the requirements of their assigned responsibilities and was not appropriately monitored. This control deficiency did not result in audit adjustments to the 2006 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts and disclosures, including those described above, that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

6. The Company did not maintain effective controls over the design of its general ledger application. Specifically, the design of the general ledger application allows users to post adjusting journal entries to closed periods. Furthermore, this inadequate system design within the general ledger application permits users to post adjustments to prior periods without authorization. This control deficiency did not result in audit adjustments to the Company's 2006 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Warwick Valley Telephone Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that Warwick Valley Telephone Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievements of the objectives of the control criteria, Warwick Valley Telephone Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the COSO.

As discussed in Note 1 to the consolidated financial statements, the Company has recognized the unfunded status of its benefit plans in accordance with the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132R*, as of December 31, 2006.

/s/ WithumSmith+Brown, P.C.

Princeton, New Jersey
March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Warwick Valley Telephone Company:

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated statements of income and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Warwick Valley Telephone Company and its subsidiaries (the "Company") for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Orange County-Poughkeepsie Limited Partnership (the "O-P Partnership"), an investment that was reflected in the consolidated financial statements using the equity method of accounting. The investment in O-P Partnership represented 81% of income before income taxes for the year ended December 31, 2004. The financial statements of O-P Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for O-P Partnership, is based solely on the report of the other auditors. We conducted our audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
November 15, 2005

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2006	2005	2004
	($ in thousands except share and per share amounts)		
Operating Revenues:			
Local network service	$ 3,550	$ 3,903	$ 4,070
Network access service	8,648	9,711	9,284
Long distance services	3,498	3,586	3,785
Directory advertising	1,348	1,390	1,452
Online services	6,223	6,734	6,913
Other services and sales	1,969	2,018	2,174
Total operating revenues	25,236	27,342	27,678
Operating Expenses:			
Plant specific	5,388	4,911	4,317
Plant non-specific:			
Depreciation & amortization	5,407	5,652	5,270
Other	3,531	3,561	3,271
Customer operations	4,164	4,460	4,698
Corporate operations	8,153	8,717	5,790
Cost of services and sales	1,199	1,578	1,866
Property, revenue and payroll taxes	1,188	1,410	1,352
Total operating expenses	29,030	30,289	26,564
Operating (loss) income	(3,794)	(2,947)	1,114
Other Income (Expenses):			
Interest income (expense), net of capitalized interest	(30)	(210)	(292)
Income from equity method investments, net	9,367	10,638	10,208
Gain on sale of investment	611	889	2,490
Loss on write-down of investment	—	(705)	—
Other income (expense), net	(117)	291	(15)
Total other income	9,831	10,903	12,391
Income before income taxes	6,037	7,956	13,505
Income Taxes	2,040	2,786	4,577
Net Income	3,997	5,170	8,928
Preferred Dividends	25	25	25
Income Applicable to Common Stock	$ 3,972	$ 5,145	$ 8,903
Basic & Diluted Earnings per Share of Outstanding Common Stock	$ 0.74	$ 0.96	$ 1.65
Weighted Average Shares of Common Stock Outstanding	5,351,780	5,359,862	5,401,498

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	($ in thousands except share and per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$12,296	$16,956
Accounts receivable — net of allowance for uncollectibles — $107 and $171 in 2006 and 2005, respectively	4,121	3,680
Other accounts receivable	262	354
Materials and supplies	957	1,116
Prepaid income taxes	—	1,882
Prepaid expenses	695	929
Deferred income taxes	228	167
Total Current Assets	18,559	25,084
Property, plant and equipment, net	37,087	37,854
Unamortized debt issuance costs	77	90
Intangible asset — pension	—	624
Other deferred charges	814	848
Investments	3,733	3,606
Other assets	179	123
Total Assets	$60,449	$68,229
LIABILITIES		
Current Liabilities:		
Accounts payable	$ 1,013	$ 823
Current maturities of long term debt	1,519	1,519
Advance billing and payments	251	253
Customer deposits	128	141
Accrued taxes	1,221	34
Pension and post retirement benefit obligations	1,435	1,429
Other accrued expenses	2,199	2,486
Total Current Liabilities	7,766	6,685
Long-term debt, net of current maturities	7,214	8,732
Deferred income taxes	4,490	6,747
Other liabilities and deferred credits	624	561
Pension and postretirement benefit obligations	7,583	5,273
Total Liabilities	27,677	27,998
Shareholders' Equity		
Preferred Shares — $100 par value; authorized and issued shares of 5,000; $0.01 par value authorized and unissued shares of 10,000,000;	500	500
Common stock — $0.01 par value; authorized shares of 10,000,000 issued 5,985,463 shares as of December 31, 2006 and December 31, 2005	60	60
Treasury stock — at cost, 633,683 Common Shares as of December 31, 2006 and December 31, 2005	(4,748)	(4,748)
Additional paid in capital	3,487	3,487
Accumulated other comprehensive loss	(3,554)	(1,756)
Retained earnings	37,027	42,688
Total Shareholders' Equity	32,772	40,231
Total Liabilities and Shareholders' Equity	$60,449	$68,229

Please see accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2006	2005	2004
	($ in thousands)		
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 3,997	$ 5,170	$ 8,928
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,407	5,652	5,270
Deferred income taxes	(1,347)	2,844	112
Interest charged to construction	(14)	(12)	(7)
Income from equity investments, net of distributions	(216)	(662)	1,567
Gain on sale of investment	(611)	(889)	(2,490)
Loss on write-down of investment	—	705	—
Changes in assets and liabilities:			
(Increase) Decrease in accounts receivable	(441)	(363)	103
(Increase) Decrease in other accounts receivable	92	(289)	133
(Increase) Decrease in materials and supplies	159	192	(155)
(Increase) Decrease in prepaid income taxes	1,882	(1,882)	—
(Increase) Decrease in prepaid expenses	234	(330)	82
(Increase) Decrease in deferred charges	34	41	(379)
(Increase) Decrease in other assets	(56)	(123)	—
Increase (Decrease) in accounts payable	190	10	(746)
Increase (Decrease) in customers' deposits	(13)	(14)	21
Increase (Decrease) in advance billing and payment	(2)	(2)	8
Increase (Decrease) in accrued taxes	1,187	(570)	98
Increase (Decrease) in pension and post retirement benefit obligations	171	(379)	560
Increase (Decrease) in other accrued expenses	(287)	757	477
Increase (Decrease) in accrued access billing	—	(827)	133
Increase (Decrease) in other liabilities and deferred credits	63	(46)	71
Net cash provided by operating activities	10,429	8,983	13,786
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	(4,627)	(2,523)	(4,906)
Interest charged to construction	14	12	7
Sale of investment	700	889	3,603
Investment contributions	—	(238)	(713)
Net cash used in investing activities	(3,913)	(1,860)	(2,009)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	—	—	5,000
Repayment of long term debt	(1,518)	(1,519)	(380)
Dividends *(Common and Preferred)*	(9,658)	(4,307)	(5,319)
Sale of common stock	—	—	14
Purchase of treasury stock	—	(1,150)	—
Net cash used in financing activities	(11,176)	(6,976)	(685)
(Decrease) increase in cash and cash equivalents	(4,660)	147	11,092
Cash and cash equivalents at beginning of year	16,956	16,809	5,717
Cash and cash equivalents at end of year	$ 12,296	$16,956	$16,809
Supplemental disclosure cash flow information:			
Interest	$ 687	$ 560	$ 207
Income tax	$ 1,310	$ 1,940	$ 4,210

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
				($ in thousands except share amounts)						
Balance, December 31, 2003	583,683	$(3,598)	5,000	$500	5,984,883	$60	$3,473	$38,216	$ (765)	$37,886
Net income for the year								8,928		8,928
Minimum Pension Liability									(563)	(563)
Total Comprehensive Income (Loss)										8,365
Dividends:										
Common ($.98 per share)								(5,294)		(5,294)
Preferred ($5.00 per share)								(25)		(25)
Sale of Common Stock					580		14			14
Balance, December 31, 2004	583,683	$(3,598)	5,000	$500	5,985,463	$60	$3,487	$41,825	$(1,328)	$40,946
Net income for the year								5,170		5,170
Minimum Pension Liability									(428)	(428)
Total Comprehensive Income (Loss)										4,742
Dividends:										
Common ($.80 per share)								(4,282)		(4,282)
Preferred ($5.00 per share)								(25)		(25)
Purchase of Treasury Stock	50,000	(1,150)								(1,150)
Balance, December 31, 2005	633,683	$(4,748)	5,000	$500	5,985,463	$60	$3,487	$42,688	$(1,756)	$40,231
Net income for the year								3,997		3,997
Minimum Pension Liability									681	681
Total Comprehensive Income (Loss)										4,678
Adoption of SFAS No. 158, net of tax of $1,335									(2,479)	(2,479)
Dividends:										
Common ($1.80 per share)								(9,633)		(9,633)
Preferred ($5.00 per share)								(25)		(25)
Balance, December 31, 2006	633,683	$(4,748)	5,000	$500	5,985,463	$60	$3,487	$37,027	$(3,554)	$32,772

Please see the accompanying notes, which are an intergral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except share and per share amounts)

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Warwick Valley Telephone Company (the "Company") provides communications services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local and toll telephone service to residential and business customers, access and billing and collection services to interexchange carriers, Internet access and video service.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Our investments in the Orange County-Poughkeepsie Limited Partnership ("O-P"), Zefcom, which was sold in January 2006, and the Empire State Network ("EsiNet"), which was written off at December 31, 2005 are accounted for under the equity method of accounting (See Note 8). Our other investment, Data Communications Group, Inc., ("DataNet") which was sold in October 2004, was accounted for under the cost method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include, but are not limited to, depreciation expense, pension and postretirement expenses, income taxes and revenues from Universal Service Fund. Actual results could differ from those estimates.

Regulated Accounting

The Company's rates are regulated by the Federal Communications Commission (the "FCC"), the New York State Public Service Commission (the "NYPSC") and the New Jersey Board of Public Utilities (the "NJBPU") and therefore the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment.

The rates that the Company charges to its customers for regulated services in New York were established in its 1993 rate case with the NYPSC. The rates the Company charges for its regulated services in New Jersey were established in its 1972 rate case with the NJBPU. The Company has not filed a rate case in New York or New Jersey since those times. If the Company should submit a rate case with the NYPSC or NJBPU in the future, it is uncertain as to what the outcome of the rate case would be and how it would affect the Company's results of operations, cash flows and financial position.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements." The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) the delivery of the product to the customer has

($ in thousands except share and per share amounts)

occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales or service price is assured.

Telephone and Network access revenues are primarily derived from usage of the Company's network and facilities. Telephone and Network access revenues are recognized as the corresponding services are rendered to customers. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded ratably over the life of the directory. Revenues from Online services, which include DSL and video, are recorded when the services are rendered. Other service and sales revenue is recognized when services are provided or the sales transactions are completed.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. Such an allowance is based upon historical trends of accounts receivable write offs, net of subsequent cash recoveries of previously written-off balances. Uncollectible accounts are charged against the allowance for doubtful accounts and subsequent cash recoveries of previously written off bad debts are credited to the account. For the years ended December 31, 2006, 2005 and 2004 net write-offs of uncollectible accounts receivable were $168, $156 and $480, respectively.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses were $160, $487 and $389 for 2006, 2005 and 2004, respectively.

Income Taxes

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. The Company's deferred taxes result principally from differences in the timing of depreciation, Universal Service Fund revenues and in the accounting for pensions and other postretirement benefits.

Property, Plant and Equipment

The Company records property, plant and equipment at cost. Construction costs, labor and related costs related to installations, and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (vehicles, computers, etc.) ranges from 3 to 19 years. The estimated useful life of communication and network equipment ranges from 10 to 15 years. The estimated useful life of Internet and Video equipment ranges from 3 to 15 years. The estimated useful life of buildings and other equipment ranges from 14 to 50 years. Depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an initial maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market mutual funds. The Company places its cash with high credit quality financial institutions in amounts which at times may exceed those insured by the Federal Deposit Insurance Corporation.

($ in thousands except share and per share amounts)

Fair Value of Financial Instruments

As of December 31, 2006 and 2005, the Company's financial instruments consisted of cash, cash equivalents, accounts receivable, accounts payable and long-term debt. The Company believes that the carrying values of cash equivalents and accounts receivable and accounts payable at December 31, 2006 and 2005 approximated fair value. Based on the borrowing rates currently available to the Company for loans of similar terms, the Company has determined that the carrying value of the long-term debt (including current maturities) approximates fair value.

Impairment of Long-Lived Assets

The Company reviews business conditions to determine the recoverability of the carrying value of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If total expected future undiscounted cash flows are less than the carrying value amount of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected market value or future discounted cash flows) and the carrying value of the assets.

In March 2006, the Company identified an investment as permanently impaired (See Note: 8 for further discussion).

Derivative Financial Instrument and Hedging Activities

As of December 31, 2006 and 2005, the Company had no derivative financial instrument and hedging activities.

Pension and Postretirement obligations

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* — an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets of obligations that have not been recognized in Accumulated Other Comprehensive Income (Loss), net of tax effect, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date (the date at which plan assets and the benefit obligation are measured) is required to be the Company's fiscal year end. Presently, we use a December 31 measurement date for our pension and postretirement benefit plans. SFAS 158 is effective for publicly-held companies for years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending December 15, 2008 (See Note 11).

Note 2: New Accounting Pronouncements

In June 2006, FASB issued Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that the adoption of FIN No. 48 will have on its consolidated financial statements and disclosures.

($ in thousands except share and per share amounts)

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements."* This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of determining the effects, if any, that adoption of SFAS No. 157 will have on its financial statements.

Note 3: Earnings Per Share

Basic and diluted earnings per share are based on the weighted average number of actual weighted shares outstanding of 5,351,780, 5,359,862 and 5,401,498 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company did not have any Common Share equivalents as of December 31, 2006, 2005 and 2004.

Note 4: Comprehensive Loss

The Company's only component of other comprehensive income (loss) consisted of a minimum pension liability for the years ended December 31:

	2006	2005	2004
Minimum pension liability adjustment	$(2,764)	$(658)	$(871)
Related deferred income tax benefit	966	230	308
Total comprehensive loss	$(1,798)	$(428)	$(563)

Note 5: Segment Information

Warwick Valley Telephone Company's segments are strategic business units that offer different products and services and are managed as telephone and online services. We evaluate the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating results.

The telephone segment provides telecommunications services, including local, network access and long distance services and messaging, wireless and yellow and white pages advertising and electronic publishing.

The Online segment provides high speed and dial-up Internet services and video over VDSL.

($ in thousands except share and per share amounts)

Segment income statement information for the years ended December 31:

	2006	2005	2004
Revenues			
Telephone	$20,868	$22,483	$22,728
Online	6,223	6,734	6,913
Eliminations	(1,855)	(1,875)	(1,963)
Total revenues	$25,236	$27,342	$27,678
Depreciation and amortization			
Telephone	$ 3,603	$ 3,757	$ 3,788
Online	1,804	1,895	1,482
Total depreciation and amortization	$ 5,407	$ 5,652	$ 5,270
Operating (loss) income			
Telephone	$(2,957)	$(1,149)	$ 1,687
Online	(837)	(1,798)	(573)
Total operating (loss) income	(3,794)	(2,947)	1,114
Interest expense, net	(30)	(210)	(292)
Income from equity investments, net	9,367	10,638	10,208
Gain on sale of investment	611	889	2,490
Loss on write-down of investment	—	(705)	—
Other (expenses) income, net	(117)	291	(15)
Income before income taxes	$ 6,037	$ 7,956	$13,505

Segment balance sheet information as of December 31:

	2006	2005
Assets		
Telephone	$ 70,549	$ 73,820
Online	4,714	10,508
Eliminations	(14,814)	(16,099)
Total assets	$ 60,449	$ 68,229
Capital expenditures		
Telephone	$ 3,981	$ 1,912
Online	646	611
Total capital expenditures	$ 4,627	$ 2,523

No single customer accounts for 10% or more of the Company's revenues or accounts receivable.

($ in thousands except share and per share amounts)

Note 6: Material and Supplies

Material and supplies are carried at average cost. As of December 31, 2006 and 2005, material and supplies consisted of the following:

	2006	2005
Inventory for outside plant	$263	$ 274
Inventory for inside plant	417	550
Inventory for online equipment	18	19
Inventory for video equipment	147	105
Inventory of equipment held for sale or lease	112	168
	$957	$1,116

Note 7: Property, Plant and Equipment

Property, plant and equipment, at cost, consisted of the following as of December 31:

	2006	2005
Land, buildings and other support equipment	$ 8,291	$ 8,219
Network communications equipment	29,400	31,074
Telephone plant	26,641	25,800
Online plant	11,323	10,860
Plant in service	$75,655	$75,953
Plant under construction	688	157
	76,343	76,110
Less: Accumulated depreciation	39,256	38,256
Property, plant and equipment, net	$37,087	$37,854

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $5,394, $5,639 and $5,257 respectively.

Note 8: Investments

Investments consisted of the following as of December 31:

	2006	2005
Investment in O-P Partnership	$3,733	$3,517
Investment in Zefcom	—	89
	$3,733	$3,606

Investment in Orange County-Poughkeepsie Limited Partnership

The Company is a limited partner in Orange County-Poughkeepsie Limited Partnership (O-P) and has a 7.5% limited partnership interest which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P.

($ in thousands except share and per share amounts)

The following summarizes O-P's audited income statement for the years ended December 31:

	2006	2005	2004
Net Sales	$157,993	$180,508	$163,367
Cellular service cost	24,449	25,292	16,854
Operating expenses	9,343	8,490	7,823
Operating income	124,201	146,726	138,690
Other income	693	782	980
Net income	$124,894	$147,508	$139,670
Company share of 7.5%	$ 9,367	$ 11,063	$ 10,475

The following summarizes O-P's audited balance as of December 31:

	2006	2005
Current assets	$11,304	$ 9,812
Property, plant and equipment, net	38,917	37,516
Total assets	$50,221	$47,328
Total liabilities	$ 431	$ 432
Partners' capital	49,790	46,896
Total liabilities and partners' capital	$50,221	$47,328

Investment in Data Communications Group

The Company owned until October 2004 an 8.9% interest in DataNet. DataNet was formed in 2000 to build, market, and provide affordable, high speed, broadband fiber optic data communication services throughout New York State. In October 2004, the Company sold 100% of its interest in DataNet for $4,492. The Company received $3,603 in cash on the transaction date. The remainder of the sales price, $889, was held in an escrow account to provide funds available to satisfy any indemnification claim notices to DataNet subsequent to the transaction date until May 2005, at which time that amount, plus interest, was remitted in full to the Company.

Investment in Zefcom

In January 2006, the Company sold its interest in Zefcom to an outside investor for $700 in cash. Previously, the Company owned a 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells Sprint PCS under private label, which was accounted for under the equity method of accounting. The Company's share of Zefcom's losses have been reflected in "Income from equity method investments, net" in the Statements of Income for the years ended December 31, 2005, and 2004, respectively.

Investment in EsiNet

The Company owned as of December 31, 2006 a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced as of January 31, 2007 to 18.45% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received

($ in thousands except share and per share amounts)

from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure an $6,750 ten year term credit facility. Based on the Company's determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment of the Company's entire amount in EsiNet which was written-off in the year ended December 31, 2005. EsiNet has been actively seeking additional sources of equity financing from its existing partners and from outside sources; in the event it succeeds, the Company anticipates that its equity ownership interest will be further diluted.

Note 9: Debt Obligations

Debt obligations consisted of the following at December 31:

	2006	2005
Current maturing long-term debt -CoBank, ACB	$1,519	$ 1,519
Cobank, ACB unsecured credit facility	7,214	8,732
Total debt obligation	$8,733	$10,251

The Company has an unsecured line of credit in the amount of $4,000 with Provident Bank. Any borrowings under this line of credit are on a demand basis without restrictions, and at a variable lending rate. The Company had no outstanding balance on this facility at December 31, 2006 or 2005.

The CoBank loan remains outstanding until all indebtedness and obligations of the Company under the facility have been paid or satisfied, but no later than July 2012 (the "Maturity Date"). The unpaid principal balance accrues interest at an interest rate determined or selected by the Company. The Company may select a variable rate option, a long-term fixed rate option or a LIBOR option. The Company selected the variable rate option, and the average interest rate on borrowings for the period January 1 through December 31, 2006 was approximately 7.3%. Interest is paid quarterly each January, April, June and October. The outstanding principal is being repaid in 32 consecutive quarterly installments which started in October 2004, with the last such installment due on the Maturity Date. On the Maturity Date, the amount of then unpaid principal plus accrued interest and fees is due in full.

Future aggregate principal payments under this loan agreement are as follows:

2007	$1,519
2008	1,519
2009	1,519
2010	1,519
2011	1,519
Thereafter	1,138
Total	$8,733

Under the terms of the CoBank facility, the Company is required to comply with certain loan covenants, which include but are not limited to the achievement of certain financial ratios, as set forth in the agreement, as well as certain financial reporting requirements. As of December 31, 2006 the Company was not in default on any of these loan covenants.

($ in thousands except share and per share amounts)

Note 10: Income Taxes

The federal and state components of the provision for income taxes are presented in the following table:

	For the Years Ended December 31,		
	2006	2005	2004
Provision (benefit) for income tax			
Current:			
Federal	$ 3,301	$ (309)	$4,162
State and local	28	57	2
	3,329	(252)	4,164
Deferred:			
Federal	(1,214)	3,014	397
State and local	(75)	24	16
	(1,289)	3,038	413
Provision for income taxes	$ 2,040	$2,786	$4,577

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax basis of certain assets and liabilities.

Deferred income tax liabilities and assets consist of the following:

	At December 31,	
	2006	2005
Deferred income tax assets:		
Employee pensions and other benefits	$3,056	$1,968
Other	255	223
Total deferred income tax assets	3,311	2,191
Deferred income tax liabilities:		
Property, plant and equipment	$5,025	$7,048
Deferred Universal Service Fund revenues	2,548	1,677
Other	—	46
Total deferred income tax liabilities	7,573	8,771
Net deferred income tax liability	$4,262	$6,580

The difference between the United States Federal statutory tax rate and the effective tax rate is primarily due to state taxes (net of the Federal benefit) and other nondeductible expenses. During December 2005, the Company adjusted its estimated corporate income tax provision at December 31, 2004 to that of the actual tax returns filed. The adjustment resulted in approximately a $1,620 reclassification, which reduced the 2005 current income tax expense and increased the 2005 deferred income tax expense. The adjustment had no impact on 2005 net income but did result in a reclassification to reduce income taxes payable and increase deferred income tax liability for the same amount. The adjustment resulted primarily from tax timing differences and estimated versus actual amounts reported in the Company's previous year's tax returns.

($ in thousands except share and per share amounts)

The deferred tax asset related to employee pension includes amounts recorded for the years ended December 31, 2006, 2005 and 2004 of $966, $230 and $308, respectively, to reflect the tax impact of the minimum pension liability adjustment recorded in other comprehensive loss.

The Company was contacted late in the third quarter of 2006, in connection with a routine desk audit of the Company's corporate income tax returns for the years 2002 through 2004 by the State of New Jersey. In response, the Company is preparing to file in the first quarter of 2007 amended Federal and State returns for 2002 through 2005. These returns will amend the calculation of the tax depreciation and are expected to result in approximately $255 in additional tax liability. In addition the Company recorded an estimated liability of $214 in interest and penalties in its December 31, 2006 Consolidated Balance Sheet, although it intends to request a waiver of the penalties which approximates $116.

Note 11: Pension Plans and Other Postretirement Benefits

The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age, have completed one year of service and have been hired before May 1, 2003 for the non-management plan and March 1, 2005 for the management plan. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Per regulatory requirements, the Company recognized additional expenses of $33 and $41 in 2006 and 2005, respectively and deferred $379 in 2004. The amounts expensed were $245, $240 and $875 for the years ended December 31, 2006, 2005, and 2004, respectively. In 2004, the Company instituted a benefit freeze for all eligible employees covered by the Management Plan, resulting in a charge to pension expense of $657.

The Company sponsors a non-contributory, defined benefit postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service or after age 65 with at least 5 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. The Company's funding policy is to contribute the maximum allowed under current Internal Revenue Service regulations. Assets of the plan are principally invested in the stock market and a money market fund. The Company uses an annual measurement date of December 31 for all of its benefit plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). Based on the funded status of the plans as of December 31, 2006, the adoption of SFAS No. 158 decreased total assets by $569, increased pension and postretirements benefit obligations by $3,245, decreased deferred tax liabilities by $1,335 and reduced shareholders' equity by $2,479.

($ in thousands except share and per share amounts)

The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Components of Net Period Costs						
Service cost	$ 4	$ 4	$ 297	$ 240	$ 214	$ 189
Interest cost	829	795	785	407	387	308
Expected return on plan assets	(876)	(783)	(647)	(142)	(135)	(120)
Amortization of transition asset	—	—	—	51	51	51
Amortization of prior service cost	56	—	87	(20)	(20)	(20)
Recognized actuarial (gain) loss	199	183	75	297	273	209
Special termination benefits	—	—	657	—	—	—
Net curtailment loss (gain)	—	—	—	—	—	—
Net periodic loss	$ 212	$ 199	$1,254	$ 833	$ 770	$ 617

The following table presents a summary of the projected benefit obligation and plan assets of the plans at December 31:

	Pension Benefits		Postretirement Benefits	
Change in Benefit Obligation	2006	2005	2006	2005
Benefit obligation, beginning of year	$15,552	$13,950	$7,524	$5,738
Service cost	4	—	240	214
Interest cost	829	795	408	387
Plan amendments	—	624	—	—
Actuarial losses (income)	(588)	658	(347)	1,335
Benefit payments	(595)	(475)	(182)	(150)
Curtailment losses	—	—	—	—
Benefit obligation, end of year	$15,202	$15,552	$7,643	$7,524

($ in thousands except share and per share amounts)

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
Changes in Fair Value of Plan Assets				
Fair value of Plan Assets , beginning of year	$10,939	$ 9,474	$ 1,797	$ 1,649
Actual return on plan	1,139	600	204	77
Employer contributions	723	1,344	189	221
Benefit payments	(596)	(479)	(182)	(150)
Fair value of plan assets, end of year	$12,205	$10,939	$ 2,008	$ 1,797
Unfunded status at end of year	$ (2,997)	$ (4,613)	$(5,635)	$(5,727)
Unrecognized loss (gain)		2,704		3,885
Unrecognized transition asset		—		361
Unrecognized prior service cost (credits)		624		(265)
Net amount recognized		$ (1,285)		$(1,746)

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
Intangible asset — pension	$ —	$ 624	$ —	$ —
Pension and postretirement benefit obligations — current	(1,055)	(1,052)	(380)	(377)
Pension and postretirement benefit obligations — long term	(1,942)	(3,561)	(5,255)	(1,369)
Total	$(2,997)	$(3,990)	$(5,635)	$(1,746)

Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
Discount rate	5.75%	5.50%	5.75%	5.50%
Expected return on plans	8.00%	8.00%	8.00%	8.00%
Healthcare cost trend	—	—	9.00 - 11.00%	10.00 - 11.00%

Actuarial assumptions used to calculate net periodic benefit cost were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
Discount rate	5.50%	5.75%	5.75%	5.75%
Expected return on assets	8.00%	8.00%	8.00%	8.00%

The rate of return assumption, currently 8%, estimates the portion of plan benefits that will be derived from investment return and the portion that will come directly from Company contributions. Accordingly, the Company,

($ in thousands except share and per share amounts)

utilizing the investment policy described below, strives to maintain an investment portfolio that generates annual returns from funds invested consistent with achieving the projected long-term rate of return required for plan assets. The investment policy followed by the Pension Plan Manager can be described as an "Adaptive" approach that is essentially structured towards achieving a compromise between the static long-term approach and the short-term opportunism of the dynamic or tactical approaches. The objective is to modify asset allocations based on changing economic and financial market conditions so as to capture the major position of excess returns and then shifts the priority to risk containment after valuations become stretched.

The Company's pension plans had an unfunded projected benefit obligation of $2,997 as of December 31, 2006. The projected benefit obligation of $15,202 at December 31, 2006 was in excess of Plan assets of $12,205. The Company's postretirement plans had an unfunded projected benefit obligation of $5,635 as of December 31, 2006. The projected benefit obligation of $7,643 at December 31, 2006 was in excess of plan assets of $2,008.

The accumulated benefit obligation exceeded the fair value of plan assets and the Company was required to record a minimum pension liability in the Consolidated Balance Sheet as of December 31, 2006. The effect of this adjustment was a decrease in intangible assets of $624, an increase in the pension liability of $2,146 and a charge to comprehensive income of $1,798. These are non-cash items and consequently have been excluded from the consolidated statement of cash flows. The increase in expense in 2006 for the postretirement health benefits was due to the continued incremental rise in the health care trend rate and decline in the discount rate which resulted in upward pressure on medical claim costs. These changes reflect current market conditions regarding current market interest rates. The health care cost trend rates (representing the assumed annual percentage increase in claim costs by year) was 9.0% for the pre-65 trend rate and 11.0% for the post-65 trend rate, with each of these grading down to 5%, by 0.5% per year. The Company's most recent actuarial calculation anticipates that this trend will continue on into 2007. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2006 by approximately $1,483 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $148. A 1.0% decrease in the health care cost trend rate would decrease these components by approximately $1,173 and by approximately $114, respectively.

The Company also has a Defined Contribution 401(k) Plan covering substantially all employees. Under the plan, employees may contribute up to 100% of compensation not to exceed the certain legal limitations. In 2006 the Company made a matching contribution up to 9.0% of an eligible participant's compensation for management, clerical and plant employees. The Company contributed and expensed $438, $626 and $563 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company has deferred compensation agreements in place for certain former officers which became effective upon retirement. These non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with balances of $387 and $343 as of December 31, 2006 and 2005, respectively.

($ in thousands except share and per share amounts)

Plan Assets

The pension plan weighted average asset allocations at December 31, 2006 and 2005 by assets category are as follows:

	Plan Assets at December 31, 2006	Plan Assets at December 31, 2005
Equity securities	57%	63%
Debt securities	33%	27%
Short term investments	10%	10%
Total	100%	100%

The postretirement benefit plan weighted average asset allocations at December 31, 2006 and 2005, by assets category are as follows:

	Plan Assets at December 31, 2006	Plan Assets at December 31, 2005
Equity securities	73%	70%
Short term investments	27%	30%
Total	100%	100%

In accordance with its contribution policy, the Company expects to contribute $1,129 to its pension plan and $377 to its postretirement plan for the year 2007.

Benefit payments, which reflect expected future service as appropriate, are expected to be paid as follows:

	Pension Benefits	Postretirement Benefits
2007	$ 779	$ 245
2008	842	280
2009	848	298
2010	865	314
2011	871	331
2012-2016	4,648	2,018

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company is impacted by the Act since it sponsors a postretirement health care plan that provides prescription drug benefits.

In May 2004, the Financial Accounting Standards Board released FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2"). FSP 106-2 states that if a company concludes that its single-employer defined benefit postretirement health care plan provides a drug benefit that is actuarially equivalent to the Medicare Part D benefit, the employer should recognize the subsidy in the measurement of the accumulated postretirement benefit obligation (APBO) under FAS 106, and should account for this reduction in the APBO as an actuarial gain. If an employer amends its plan to achieve actuarially equivalent drug benefits, therefore making the employer eligible for the subsidy, the employer is required to consider the combined effect that the amendment and the subsidy have on the

($ in thousands except share and per share amounts)

APBO. If the combined effect is a decrease in the APBO, the net reduction is accounted for as an actuarial gain. If the combined effect is an increase in the APBO, the net increase is accounted for as a plan amendment.

The provisions of FSP 106-2 were effective for the first interim or annual period beginning after June 15, 2004 for all public companies. If the effects of FSP 106-2, including the subsidy, changes in participation rates, and changes in per capita claims costs, lead the employer to conclude that the enactment of FSP 106-2 was not a "significant event" for its plan, the effects should be incorporated in the valuation performed at the next measurement date required by FAS 106. Because clarifying regulations providing a firm definition of actuarial equivalence had not yet been issued, the Company was unable to determine whether the prescription drug benefits provided under its plans are actuarially equivalent to Medicare Part D benefits until the first quarter of 2005. Accordingly, the estimated annualized net periodic cost for Company post retirement benefits, as projected for the twelve months ended December 31, 2005 prior to adoption of the Act is $892, incorporating the provisions of the Act reduces this annualized cost to $770, resulting in a projected saving to the Company of $122 in 2005. This effect as it relates to the year ended December 31, 2005 is reflected in the valuation of net periodic cost presented above.

Note 12. Shareholders' Equity

The Company has 10,000,000 authorized Common Shares at par value of $0.01 per share; 5,000 authorized Preferred Shares at par value $100 per share and 10,000,000 authorized Preferred shares at par value $0.01 per share.

In March 2005, the Company purchased 50,000 Common Shares from a shareholder at $23 per share or $1,150. These shares are recorded as Treasury Stock in the Company's financial statements as of December 31, 2006.

Note 13: Voluntary Termination Incentive Plan

On June 29, 2006 the Company reached an agreement with Local Union No. 503 of the International Brotherhood of Electrical Workers AFL-CIO (the "Union") that allowed the Company to offer both its Plant and Clerical employees a Voluntary Termination Incentive Plan (the "VTIP"). The VTIP is part of the corporate restructuring and force reduction plan. Under the VTIP, eligible employees could receive an incentive payment for years of completed service and continued medical coverage for certain periods of time based upon years of service. Eligible employees had until August 13, 2006 to elect to participate in the program. In total 28 employees elected to participate in the VTIP. As of December 31, 2006 the Company had recognized an estimated total expense of $827. As of December 31, 2006 the Company had paid $664 to participants and the remaining balance of $163 is included in other accrued expenses in the Balance Sheet as of December 31, 2006.

Note 14: Commitments and Contingencies

The Company currently has an operating lease to rent space on a tower to transmit video content from its head end facility. The Company also leases vehicles for operations as well as office space in Warwick, New York and Vernon, New Jersey. In addition, the Company has entered into certain long-term agreements to access trunk lines from other carriers to transmit voice, video and data. Total expenses associated with these agreements was $866, $932 and $881 in 2006, 2005 and 2004, respectively.

($ in thousands except share and per share amounts)

The future aggregate commitment as of December 31, 2006 is as follows:

2007	$1,056
2008	911
2009	614
2010	153
2011	134
Thereafter	62
Total	$2,930

From time to time, the Company is involved in various litigation relating to legal claims arising in the normal course of business. These claims are generally covered by insurance. The Company is not currently subject to any litigation which singularly or in the aggregate could reasonably be expected to have a material adverse effect on the Company's financial position or results of operations.

The Company entered into a contract with Quintrex Data Systems, a supplier of software for telecommunications companies, to upgrade the Company's business operating support systems that will simultaneously automate and improve the Company's internal control over financial reporting. The Company anticipates the systems will be fully integrated with respect to the majority of the Companys' processes in 2007 and ongoing upgrades and improvements will continue throughout 2007. The costs associated with the implementation and improvements are estimated to be between $600 and $800 in 2007.

Note 15: Related Party Transactions

The Company paid approximately $266, $97 and $247 during 2006, 2005, and 2004, respectively to John W. Sanford & Son, Inc. and $2 and $253 in 2006 and 2005, respectively to Warwick Resource Group, LLC, both whose President and Chief Operating Officer is the brother of Corinna S. Lewis, a former Director of the Company, who resigned her position in November 2006. The stated amounts were paid as premiums on various insurance policies maintained by the Company. The portion of these amounts that represent commissions to John Sanford & Son, Inc. and the Warwick Resource Group, LLC was less than $200. The Company believes that the transactions with John W. Sanford & Son, Inc. and the Warwick Resource Group, LLC are on as favorable terms as those available from unaffiliated third parties.

The Company paid approximately $52 and $70 in 2006 and 2005 respectively to Morrow & Co., Inc. a proxy solicitation, corporate governance and strategic consulting firm whose founder and President is Joseph J. Morrow, a Director of the Company. The Company believes that the transactions with Morrow & Co., Inc. are on as favorable terms as those available from unaffiliated third parties.

During 2004, Warwick Savings Bank was purchased and merged with Provident Bank. As a result, Fred M. Knipp, a member of the Board of Directors until February 27, 2006, was no longer a trustee of the Warwick Savings Bank. The Company now has its principal bank accounts and temporary investments with Provident Bank.

Note 16: Quarterly Information (unaudited)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
	($ in thousands except per share data)				
Year ended December 31, 2006					
Revenue	$ 6,075	$ 6,341	$ 6,336	$6,484	$25,236
Operating loss	(1,043)	(1,454)	(391)	(906)	(3,794)
Net income	1,208	694	1,259	836	3,997
Earning per share	0.22	0.13	0.23	0.16	0.74
Year ended December 31, 2005					
Revenue	$ 6,690	$ 6,385	$ 6,350	$7,917(a)	$27,342
Operating income (loss)	(547)	(728)	(1,313)	(359)	(2,947)
Net income	1,222	1,663	967	1,318(b)	5,170
Earning per share	0.23	0.31	0.18	0.24	0.96

(a) In December 2005, the Company recorded an additional $1,542 of revenues associated with funding from USF based upon the submission by the Company of updated information to USF for the year ended 2005, which resulted in a higher allocation of funds in 2005 apportioned to the Company from USF than had originally been estimated.

(b) In December 2005, the Company wrote off its net investment in EsiNet in the amount of $705 (see Note: 8).

Note 17: Subsequent Events

On February 22, 2007 the Company announced that it had notified Verizon Wireless that it would exercise its right of first refusal to purchase a portion of the limited partnership interest in O-P sold by FairPoint and Taconic to Verizon Wireless. The right of first refusal exists pursuant to the partnership agreement of O-P and entitles the Company to purchase its pro rata share of a partnership interest being sold by another limited partner at the price to be received by the selling partner. The Company is entitled to purchase 8.108% of the 7.5% limited partnership interest being sold by Fairpont and Taconic for a price equal to 8.108% of the purchase price that Verizon Wireless has agreed to pay. By exercising its right of first refusal, the Company will be able to acquire an additional 0.6081% limited partnership interest in O-P for $4,459,400. The purchase price to be paid by the Company is subject to reduction in the same manner as is the purchase price to be paid by Verizon Wireless. Payment of the purchase price and acquisition of the additional partnership interest by the Company will take place at such time, if any, as the purchase by Verizon Wireless and will depend on, among other things, the obtaining of any necessary regulatory approvals by all parties. If the purchase takes place, the Company will hold an 8.108% limited partnership interest in O-P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Warwick Valley Telephone Company:

Our audits of the consolidated financial statements, of management's assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated March 28, 2007 appearing in the 2006 Annual Report to Shareholders of Warwick Valley Telephone Company also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Annual Report on Form 10-K for the year ended December 31, 2006. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/WithumSmith+Brown, P.C.

Princeton, New Jersey
March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Warwick Valley Telephone Company:

Our audits of the consolidated financial statements referred to in our report dated November 15, 2005 appearing in this Form 10-K of Warwick Valley Telephone Company also included an audit of the financial statement schedule for the year ended December 31, 2004 listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule for the year ended December 31, 2004 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
November 15, 2005

WARWICK VALLEY TELEPHONE COMPANY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2006, 2005 and 2004

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses (Note a)	Charged to Other Accounts (Note b)	Deductions (Note c)	Balance at End of Period
			($ in thousands)		
Allowance for Uncollectible:					
Year 2006	$171	$ 32	$ 72	$168	$107
Year 2005	$148	$179	$105	$261	$171
Year 2004	$508	$120	$ 87	$567	$148

(a) Provision for uncollectible as stated in statements of income.

(b) Amounts previously written off which were credited directly to this account when recovered.

(c) Amounts written off as uncollectible.

WARWICK VALLEY TELEPHONE COMPANY

EXHIBIT INDEX

Exhibit 10.1

EMPLOYMENT AGREEMENT
BETWEEN
WARWICK VALLEY TELEPHONE COMPANY
AND
THOMAS H. GRAY

Warwick Valley Telephone Company (WVTC), a New York corporation with its principal place of business at 47 Main Street, Warwick, New York (Company), and Thomas H. Gray ("Gray") , residing at 5131 Hawthorne Lane, Lisle, Illinois, USA, agree to enter into this Employment Agreement dated as of January 15, 2007 as follows:.

1. Employment of Thomas H. Gray as Interim President & Chief Executive Officer ("CEO"): WVTC agrees to employ Gray in the role of interim CEO, and Gray agrees to be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement, Gray's employment under this Agreement shall begin as of January 15, 2007 and shall continue until terminated in accordance with Section 4 below. The parties expect termination to occur three to six months from the effective date of this Agreement. Gray understands that he will have to complete an I-9 Form, and provide appropriate documentation, in the time frame as required by law.

2. Gray's Duties and Responsibilities as Interim CEO: Gray will report directly to the Board of Directors, and will be responsible for devising strategy and providing day-to-day direction and management of WVTC until a permanent CEO is hired or the Board decides, in its discretion, that such employment shall be terminated for any reason. Gray will perform the customary duties of a CEO, such as oversight for the entire Company, hiring and utilizing consultants where appropriate, realigning non-union staff where appropriate, developing business strategies, reviewing Sarbanes-Oxley compliance efforts, and other duties as may be assigned to CEO by the Board. Gray shall provide weekly updates to the Board regarding his activities as CEO. Gray will obtain Board approval prior to hiring or firing senior management (defined as staff directors or department heads), approving capital expenditures that exceed the approved capital budget, and committing the Company to long-term business commitments or engagements of material proportions. The Board may, at any time, establish budgeting parameters and other guidelines for the CEO to follow in carrying out his responsibilities. Gray understands that WVTC has collective bargaining agreements covering its plant and clerical employees and will not attempt to or make any unilateral changes to those agreements. Unless the Board directs otherwise, Gray will use his best judgment when to seek Board approval before making any decision of significance affecting WVTC. Gray will also abide by Company policies applicable to all WVTC employees.

3. Gray's Goals as Interim CEO: Gray and the Board will agree upon goals and objectives that will become part of this agreement as Amendment #1.

4. Gray's Compensation and Expenses as Interim CEO

a. Weekly Salary: WVTC will pay Gray on a weekly basis $8,333.83 per week, less appropriate deductions, which is equivalent to a monthly amount of $35,000 less appropriate deductions. Payments will be made on regular WVTC weekly paydays.

b. Expenses: WVTC will reimburse Gray for reasonable travel and other incidental expenses related to the services performed hereunder, including but not limited to weekly airfare to Chicago, use of a Company car for business purposes, lodging, and meals, provided that such expenses are invoiced with documentation no later than two months after Gray's separation of employment. No reimbursement shall be provided for the costs of equipment and supplies with which Gray may personally utilize such as cell-phone, laptop computer, software, however, WVTC will reimburse Gray for any business calls on his cell-phone at the billed amount.

c. Benefits: Gray understands and agrees that he will not be eligible for employee benefits, fringe benefits or other perquisites made available to WVTC employees, including vacations, long term disability, sick time, life insurance and 401(k) except as specifically set forth in this Agreement. Gray will execute any forms determined by WVTC to be necessary or appropriate to confirm his No Benefit Status, including but not limited to a declination of health insurance coverage form.

5. Term and Termination

The Agreement shall be in effect on the first day Gray begins employment with WVTC and may be terminated at any time by either party, effective on the 30th day after delivery of written notice to the other party.

6. Information

WVTC will provide Gray with access to financial data, other confidential information, access to the WVTC's sites and management that Gray may reasonably require in connection with his employment as CEO. Gray agrees to use such information and access for the purposes agreed upon, and to treat as confidential all information which WVTC so identifies.

7. Confidentiality:

a. Gray shall sign and abide by WVTC's confidentiality requirements as a condition of employment and continued employment.

b. Unless Gray shall first secure written consent of the owner of the Confidential Information (as defined herein), Gray shall not use or disclose to any other person, corporation, firm or entity at any time either during or after the termination of this Agreement any Confidential Information of which Gray becomes aware, whether or not such information is developed by Gray. Gray shall take all appropriate steps to safeguard Confidential Information and protect such information against disclosure, misuse, espionage, loss and theft. Gray acknowledges that his failure to comply with this paragraph may irreparably harm the business of WVTC or one of its affiliates, investors or partners.

c. As used herein, "Confidential Information" shall mean information which is made available to or prepared by Gray in connection with the services which Gray is required to perform hereunder relating to or revealing WVTC's business, operations, organization, financial condition, plans, designs, analyses, financial data, including projections and reports, strategies, international plans, and all similar and related information in whatever form. Confidential Information shall not include any information which is publicly available when provided or becomes publicly available otherwise than by Gray's breach of his undertakings herein. Information shall be deemed publicly available if it becomes a matter of public knowledge or is contained in materials available to the public or is lawfully obtained by Gray from any source other than WVTC or one of their clients or one of their affiliates or their officers, employees or outside advisors, provided that such source has not, to Gray's actual knowledge, breached any obligation of confidentiality to WVTC with respect to such information. Information shall not be deemed to have been published merely because individual portions of the information have been published in combination.

d. Upon termination of this employment, Gray shall either promptly deliver to WVTC all written or electronic records, work papers, manuals, notebooks, reports and other documentation and materials which contain Confidential Information, no matter where such material is located and no matter what form such material may be in, and any duplicates or copies thereof, or certify to the Board that the "Confidential Information" has been destroyed, at the discretion of the Board.

e. As used herein, "affiliate" shall mean any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with WVTC.

8. Indemnification

WVTC agrees to provide to Gray for his execution WVTC's standard Director's and Officers Indemnification Agreement, providing for indemnification consistent with New York Corporation Law and WVTC's by-laws.

9. Miscellaneous

a. Entire Agreement: This is the entire agreement between the parties. It replaces and supersedes any and all oral agreements between the parties, as well as any prior writings.

b. Successors and Assignees: this agreement binds and benefits the successors and assignees of the parties.

c. Notices: All notices must be in writing and delivered to an address designated by the receiving party. Delivery may be in person, by mail, by fax, or by email if the sending address is clearly and legitimately associated with the sending party.

d. Governing Law: this agreement will be governed and construed in accordance with the laws of the State of New York, USA.

e. Counterparts: The parties may sign several identical counterparts of this agreement. Any fully signed counterpart will be treated as an original.

f. Modification: This agreement may be modified only in writing signed by the party against whom such modification is sought to be enforced.

g. Waiver: If one party waives any term or provision of this agreement at any time, that waiver will only be effective for the specific instance and the specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of its rights or remedies under this agreement, that party retains the right to enforce that term or provision at a later time.

h. Severability: If any court determines that any provision of this agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this agreement invalid or unenforceable, and such provision shall be modified, amended, or limited only to the extent necessary to render it valid and enforceable.

i. Arbitration. Any controversy between the parties with respect to this Agreement, except for any alleged breach of paragraph 7 of this Agreement shall be settled by arbitration to be held in New York according to the rules of the American Arbitration Association ("AAA") applying the applicable substantive law. The arbitration shall be conducted by a single arbitrator selected by mutual agreement of the parties and decision of the arbitrator shall be final and binding upon the parties, both as to law and to fact, enforceable at law or equity, as the case may require. If no agreement is reached by the parties as to the selection of an arbitrator from AAA's panel within thirty (30) days of after either party's request for arbitration, the AAA shall select the arbitrator. Each party shall bear its respective expenses of any such arbitration. The costs of such arbitration shall be equally shared between the parties. Charges for stenographic fees and expenses shall be borne by the party ordering such services. Nothing herein set forth shall prevent the parties from settling any dispute by mutual agreement at any time.

WVTC

By:	/s/ Herbert Gareiss, Jr.	Dated:	1/15/07
Printed Name:	Herbert Gareiss, Jr.	Title:	President & CEO
Address:			
By:	/s/ Thomas H. Gray	Dated:	1/15/07

Printed Name: Thomas H. Gray

Address: 5131 Hawthorne Lane, Lisle, Illinois 60532

Exhibit 10.2

EMPLOYMENT AGREEMENT
BETWEEN
WARWICK VALLEY TELEPHONE COMPANY
AND
KENNETH H. VOLZ

Warwick Valley Telephone Company (WVTC), a New York corporation with its principal place of business at 47 Main Street, Warwick, New York (Company), and Kenneth H. Volz ("Volz") , residing at 2875 Crabtree Lane, Northbrook, Illinois, USA, agree to enter into this Employment Agreement dated as of January 25, 2007 as follows:.

1. Employment of Kenneth H. Volz as Interim Vice President, Chief Financial Officer & Treasurer ("CFO"): WVTC agrees to employ Volz in the role of interim CFO, and Volz agrees to be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement. Volz's employment under this Agreement shall begin as of January 23, 2007 and shall continue until terminated in accordance with Section 5 below. The parties expect termination to occur within two weeks of the Annual Meeting of Shareholders to be held on April 27, 2007. Volz understands that he will have to complete an I-9 Form, and provide appropriate documentation, in the time frame as required by law.

2. Volz's Duties and Responsibilities as Interim CFO: Volz will report directly to the President and CEO and shall perform all of the duties and responsibilities incident to the position of CFO and/or such other job duties and responsibilities as may be assigned by the President and CEO and/or Board of Directors. Volz agrees to perform such duties to the best of his ability and judgment in accordance with the highest ethical standards. Volz understands that WVTC has collective bargaining agreements covering its plant and clerical employees and will not attempt to or make any unilateral changes to those agreements. Volz will also abide by Company policies applicable to all WVTC employees.

3. Volz's Goals as Interim CFO: Volz and the President and CEO will agree upon goals and objectives that will become part of this agreement as Amendment #1.

4. Volz's Compensation and Expenses as Interim CFO:

a. Weekly Salary: WVTC will pay Volz on a weekly basis $6,000.00 per week, less appropriate deductions. Payments will be made on regular WVTC weekly paydays.

b. Expenses: WVTC will reimburse Volz for reasonable travel and other incidental expenses related to the services performed hereunder, including but not limited to weekly airfare to Chicago, use of a Company car for business purposes, lodging, and meals, provided that such expenses are invoiced with documentation no later than two months after Volz's separation of employment. No reimbursement shall be provided for the costs of equipment and supplies with which Volz may personally utilize such as cell-phone, laptop computer, software, however, WVTC will reimburse Volz for any business calls on his cell-phone at the billed amount.

c. Benefits: Volz understands and agrees that he will not be eligible for employee benefits, fringe benefits or other perquisites made available to WVTC employees, including vacations, long term disability, sick time, life insurance and 401(k) except as specifically set forth in this Agreement. Volz will execute any forms determined by WVTC to be necessary or appropriate to confirm his No Benefit Status, including but not limited to a declination of health insurance coverage form.

5. Term and Termination

The Agreement shall be in effect on the first day Volz begins employment with WVTC until and including April 27, 2007, unless Volz is terminated for gross misconduct. In the unlikely event WVTC intends on terminating Volz for gross misconduct, WVTC will provide Volz with the opportunity to resign in exchange for signing a release agreement providing for one weeks pay. After April 27, 2007, either party may terminate this agreement by providing two weeks written notice to the other party that said party would like to terminate the employment relationship. WVTC may provide payment in lieu of notice to Volz.

6. Information

WVTC will provide Volz with access to financial data, other confidential information, access to the WVTC's sites and management that Volz may reasonably require in connection with his employment as CFO. Volz agrees to use such information and access for the purposes agreed upon, and to treat as confidential all information which WVTC so identifies.

7. Confidentiality:

a. Volz shall sign and abide by WVTC's confidentiality requirements as a condition of employment and continued employment.

b. Unless Volz shall first secure written consent of the owner of the Confidential Information (as defined herein), Volz shall not use or disclose to any other person, corporation, firm or entity at any time either during or after the termination of this Agreement any Confidential Information of which Volz becomes aware, whether or not such information is developed by Volz. Volz shall take all appropriate steps to safeguard Confidential Information and protect such information against disclosure, misuse, espionage, loss and theft. Volz acknowledges that his failure to comply with this paragraph may irreparably harm the business of WVTC or one of its affiliates, investors or partners.

c. As used herein, "Confidential Information" shall mean information which is made available to or prepared by Volz in connection with the services which Volz is required to perform hereunder relating to or revealing WVTC's business, operations, organization, financial condition, plans, designs, analyses, financial data, including projections and reports, strategies, international plans, and all similar and related information in whatever form. Confidential Information shall not include any information which is publicly available when provided or becomes publicly available otherwise than by Volz's breach of his undertakings herein. Information shall be deemed publicly available if it becomes a matter of public knowledge or is contained in materials available to the public or is lawfully obtained by Volz from any source other than WVTC or one of their clients or one of their affiliates or their officers, employees or outside advisors, provided that such source has not, to Volz's actual knowledge, breached any obligation of confidentiality to WVTC with respect to such information. Information shall not be deemed to have been published merely because individual portions of the information have been published in combination.

d. Upon termination of this employment, Volz shall either promptly deliver to WVTC all written or electronic records, work papers, manuals, notebooks, reports and other documentation and materials which contain Confidential Information, no matter where such material is located and no matter what form such material may be in, and any duplicates or copies thereof, or certify to the Board that the "Confidential Information" has been destroyed, at the discretion of the Board.

e. As used herein, "affiliate" shall mean any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with WVTC.

8. Indemnification

WVTC agrees to provide to Volz for his execution WVTC's standard Director's and Officer's Indemnification Agreement, providing for indemnification consistent with New York Corporation Law and WVTC's by-laws.

9. Miscellaneous

a. Entire Agreement: This is the entire agreement between the parties. It replaces and supersedes any and all oral agreements between the parties, as well as any prior writings as to the matters covered by this agreement.

b. Successors and Assignees: this agreement binds and benefits the successors and assignees of the parties.

c. Notices: All notices must be in writing and delivered to an address designated by the receiving party. Delivery may be in person, by mail, by fax, or by email if the sending address is clearly and legitimately associated with the sending party.

d. Governing Law: this agreement will be governed and construed in accordance with the laws of the State of New York, USA.

e. Counterparts: The parties may sign several identical counterparts of this agreement. Any fully signed counterpart will be treated as an original.

f. Modification: This agreement may be modified only in writing signed by the party against whom such modification is sought to be enforced.

g. Waiver: If one party waives any term or provision of this agreement at any time, that waiver will only be effective for the specific instance and the specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of its rights or remedies under this agreement, that party retains the right to enforce that term or provision at a later time.

h. Severability: If any court determines that any provision of this agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this agreement invalid or unenforceable, and such provision shall be modified, amended, or limited only to the extent necessary to render it valid and enforceable.

i. Arbitration. Any controversy between the parties with respect to this Agreement, except for any alleged breach of paragraph 7 of this Agreement shall be settled by arbitration to be held in New York according to the rules of the American Arbitration Association ("AAA") applying the applicable substantive law. The arbitration shall be conducted by a single arbitrator selected by mutual agreement of the parties and decision of the arbitrator shall be final and binding upon the parties, both as to law and to fact, enforceable at law or equity, as the case may require. If no agreement is reached by the parties as to the selection of an arbitrator from AAA's panel within thirty (30) days of after either party's request for arbitration, the AAA shall select the arbitrator. Each party shall bear its respective expenses of any such arbitration. The costs of such arbitration shall be equally shared between the parties. Charges for stenographic fees and expenses shall be borne by the party ordering such services. Nothing herein set forth shall prevent the parties from settling any dispute by mutual agreement at any time.

WVTC

By:	/s/ Zig Nowicki	Dated:	January 25, 2007
Printed Name:	Zig Nowicki	Title:	Director of HR
Address:	WVTC 47 Main St., Warwick, NY		
By:	/s/ Kenneth N. Volz	Dated:	January 25, 2007

Printed Name: Kenneth H. Volz

Address: 2875 Crabtree Lane, Northbrook, Illinois 60062

Exhibit 16

March 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Warwick Valley Telephone Company, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 9 of Form 10-K, as part of Warwick Valley Telephone Company Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006. We agree with the statements concerning our Firm in such Form 10-K. We have no basis on which to comment (i) as to the current status of the nine material weaknesses in controls disclosed in the Form 10-K/A of the Company for the year ended December 31, 2004 or (ii) as to any remedial actions taken in connection therewith.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-46836 and 333-64799) of Warwick Valley Telephone Company of our report dated March 28, 2007 relating to the consolidated financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ WithumSmith+Brown, P.C.

Princeton, New Jersey
March 28, 2007

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-46836 and 333-64799) of Warwick Valley Telephone Company of our reports dated November 15, 2005 relating to the consolidated financial statements and consolidated financial statement schedule, which appear in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 29, 2007

EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-46836 and 333-64799 on Form S-8 of Warwick Valley Telephone Company of our report dated February 28, 2007, relating to the financial statements of Orange County-Poughkeepsie Limited Partnership as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding affiliate revenues), appearing in this Annual Report on Form 10-K of Warwick Valley Telephone Company for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 29, 2007

EXHIBIT 31.1

CERTIFICATIONS

I, Thomas H. Gray certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2007

/s/ Thomas H. Gray

Thomas H. Gray
Interim President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Kenneth H. Volz, certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2007.

/s/ Kenneth H. Volz

Kenneth H. Volz
Interim Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTIONS 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Warwick Valley Telephone Company, (the "Company") on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas H. Gray, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company to the best of my knowledge.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Thomas H. Gray

Thomas H. Gray
Interim President and Chief Executive Officer

March 29, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTIONS 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Warwick Valley Telephone Company, (the "Company") on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth H. Volz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company to the best of my knowledge.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Kenneth H. Volz

Kenneth H. Volz
Interim Vice President, Chief Financial Officer and Treasurer

March 29, 2007

EXHIBIT 99

Orange County — Poughkeepsie
Limited Partnership

Financial Statements
Years Ended December 31, 2006, 2005 and 2004

ORANGE COUNTY —
POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County — Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County — Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 98% of the Partnership's revenue in each of the three years in the period ended December 31, 2006 is affiliate revenue.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 28, 2007

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
	(Dollars in Thousands)	
ASSETS		
CURRENT ASSETS:		
Accounts receivable, net of allowance of $0 and $0	$ 98	$ 254
Unbilled revenue	1,586	1,599
Due from general partner	9,509	7,802
Prepaid expenses and other current assets	111	157
Total current assets	11,304	9,812
PROPERTY, PLANT AND EQUIPMENT — Net	38,917	37,516
TOTAL ASSETS	$50,221	$47,328
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 103	$ 171
Advance billings	—	72
Total current liabilities	103	243
LONG TERM LIABILITIES	328	189
Total liabilities	431	432
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)		
PARTNERS' CAPITAL	49,790	46,896
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$50,221	$47,328

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 AND 2004

	2006	2005	2004
	(Dollars in Thousands)		
OPERATING REVENUE (see Note 4 for Transactions with Affiliates):			
Service revenues	$157,993	$180,508	$163,367
OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):			
Cost of service (excluding depreciation and amortization related to network assets included below)	24,449	25,292	16,854
General and administrative	2,623	2,142	2,242
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60
Total operating costs and expenses	33,792	33,782	24,677
OPERATING INCOME	124,201	146,726	138,690
INTEREST AND OTHER INCOME — Net	693	782	980
NET INCOME	$124,894	$147,508	$139,670
Allocation of Net Income:			
Limited partners	$ 18,734	$ 22,126	$ 20,950
General partner	106,160	125,382	118,720

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31, 2006, 2005 AND 2004

	General Partner	Limited Partners		
	Verizon Wireless of the East LP	Taconic Telephone Corporation	Warwick Valley Telephone Company	Total Partners' Capital
		(Dollars in Thousands)		
BALANCE, JANUARY 1, 2004	$ 42,260	$ 3,729	$ 3,729	$ 49,718
Net income	118,720	10,475	10,475	139,670
Distribution to partners	(133,450)	(11,775)	(11,775)	(157,000)
BALANCE, DECEMBER 31, 2004	27,530	2,429	2,429	32,388
Net income	125,382	11,063	11,063	147,508
Distribution to partners	(113,050)	(9,975)	(9,975)	(133,000)
BALANCE, DECEMBER 31, 2005	39,862	3,517	3,517	46,896
Net income	106,160	9,367	9,367	124,894
Distribution to partners	(103,700)	(9,150)	(9,150)	(122,000)
BALANCE, DECEMBER 31, 2006	$ 42,322	$ 3,734	$ 3,734	$ 49,790

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 AND 2004

	2006	2005	2004
	(Dollars in Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 124,894	$ 147,508	$ 139,670
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60
Changes in certain assets and liabilities:			
Accounts receivable	156	(10)	(171)
Unbilled revenue	13	(350)	(383)
Prepaid expenses and other current assets	46	(105)	(3)
Accounts payable and accrued liabilities	68	(5)	88
Advance billings	(72)	(72)	(166)
Long term liabilities	139	189	—
Net cash provided by operating activities	131,964	153,503	144,616
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures, including purchases from affiliates, net	(8,257)	(9,599)	(10,484)
Change in due from General Partner, net	(1,707)	(7,802)	19,766
Net cash used in / (provided by) investing activities	(9,964)	(17,401)	9,282
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in due to General Partner	—	(3,102)	3,102
Distribution to partners	(122,000)	(133,000)	(157,000)
Net cash used in financing activities	(122,000)	(136,102)	(153,898)
CHANGE IN CASH	—	—	—
CASH, BEGINNING OF YEAR	—	—	—
CASH, END OF YEAR	$ —	$ —	$ —
NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:			
Accruals for capital expenditures	$ 36	$ 174	$ 434

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005, AND 2004
(Dollars in Thousands)

1. ORGANIZATION AND MANAGEMENT

Orange County — Poughkeepsie Limited Partnership — Orange County — Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2006, 2005 and 2004 are as follows:

Managing and general partner:	
Verizon Wireless of the East LP*	85.0%
Limited partners:	
Taconic Telephone Corporation ("Taconic")	7.5%
Warwick Valley Telephone Company ("Warwick")	7.5%

* Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco"). Prior to August 15, 2006, Verizon Wireless of the East LP (the "General Partner") was a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which had a preferred interest. On August 15, 2006 Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) became the owner of the preferred interest previously held by Price Communications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition — The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed.

The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4). The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements* and SAB No. 104, *Revenue Recognition.*

Approximately 98% of the Partnership's 2006, 2005 and 2004 revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses — Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership's percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment — Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices ("MTSOs") and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses — The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current term of the Partnership's FCC licenses expire in June 2007 and January 2008. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership's wireless licenses.

Valuation of Assets — Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As discussed above, the FCC licenses under which the Partnership operates are recorded on the books of Cellco. Cellco does not charge the Partnership for the use of any FCC license recorded on its books. However, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco's national footprint. Accordingly, the FCC licenses, including the licenses under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco's nationwide footprint are tested in the aggregate for

(Dollars in Thousands)

impairment under SFAS No. 142. When testing the carrying value of the wireless licenses in 2004 for impairment, Cellco determined the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. This approach is generally referred to as the residual method. In addition, the fair value of the aggregated wireless licenses was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above was less than the aggregated carrying amount of the licenses, an impairment would have been recognized by Cellco and then may have been allocated to the Partnership. During 2004, the test for impairment was performed with no impairment recognized.

On September 29, 2004, the SEC issued a Staff Announcement No. D-108, *Use of the Residual Method to Value Acquired Assets other than Goodwill.* This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets, including wireless licenses, acquired in a business combination under SFAS No. 141, *Business Combinations*, effective for all business combinations completed after September 29, 2004. Further, all intangible assets, including wireless licenses, valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited.

Cellco evaluated its wireless licenses for potential impairment using a direct value methodology as of December 15, 2006 and 2005 in accordance with SEC Staff Announcement No. D-108. The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of Cellco's wireless licenses and, accordingly, had no effect on its financial statements. Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Concentrations — To the extent the Partnership's customer receivables become delinquent, collection activities commence. The General Partner accounts for 93.6% and 83.8% of the accounts receivable balance at December 31, 2006, and 2005 respectively. The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Approximately 98% of the Partnership's 2006, 2005 and 2004 revenue is affiliate revenue.

Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the General Partner's needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments — The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes — The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

(Dollars in Thousands)

Due to/from General Partner — Due to/from General Partner principally represents the Partnership's cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due from General Partners is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.4%, 4.8%, and 5.9% for the years ended December 31, 2006, 2005 and 2004, respectively. Included in Interest and Other Income, Net is net interest income related to the Due from General Partner balance of $693, $782 and $980 for the years ended December 31, 2006, 2005 and 2004, respectively.

Distributions — The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership's operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following as of December 31, 2006 and 2005:

	Useful Lives	2006	2005
Buildings	10-40 years	$ 14,367	$ 13,408
Wireless plant equipment	3-15 years	61,795	58,087
Furniture, fixtures and equipment	2-5 years	18	303
Leasehold Improvements	5 years	2,460	2,149
		78,640	73,947
Less accumulated depreciation		(39,723)	(36,431)
Property, plant and equipment, net		$ 38,917	$ 37,516

Capitalized network engineering costs of $545 and $406 were recorded during the years ended December 31, 2006 and 2005, respectively. Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $641 and $2,368 at December 31, 2006 and 2005, respectively. Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $6,720, $6,347 and $5,521, respectively.

(Dollars in Thousands)

4. TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Revenue:			
Operating revenues(b)	$153,176	$176,310	$158,571
Cellsite allocated revenues(c)	1,336	1,377	1,506
Cost of Service:			
Direct telecommunication charges(a)	7,194	6,355	1,697
Long distance charges	7,082	8,208	5,580
Allocation of cost of service(a)	3,812	3,364	3,360
Allocation of switch usage cost(a)	4,360	5,519	4,705
Selling, General and Administrative:			
Allocation of certain general and administrative expenses(a)	1,911	1,672	2,198

(a) Expenses were allocated based on the Partnership's percentage of total customers, customer gross additions or minutes-of-use where applicable. The Partnership believes the allocations are reasonable.

(b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c) Cellsite allocated revenues, based on the Partnership's percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco. Revenues and expenses were allocated based on the Partnership's percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm's length.

The Partnership had net purchases of plant, property, and equipment with affiliates of $4,691, $4,738 and $7,245 in 2006, 2005 and 2004, respectively.

5. COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2006, 2005 and 2004, the Partnership recognized a total of $2,001, $1,845 and $1,446, respectively, as rent expense related to payments under these operating leases, which was included in cost of service in the accompanying Statements of Operations.

(Dollars in Thousands)

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount
2007	$1,758
2008	1,661
2009	1,159
2010	515
2011	198
2012 and thereafter	255
Total minimum payments	$5,546

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6. CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2006 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

7. RECONCILIATION OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at Beginning of the Year	Additions Charged to Operations	Write-offs Net of Recoveries	Balance at End of the Year
Accounts Receivable Allowances:				
2006	$—	$—	$ —	$—
2005	$—	$—	$ —	$—
2004	$20	$—	$(20)	$—

8. SUBSEQUENT EVENTS

Effective January 15, 2007, the General Partner, Cellco and Taconic entered into a Partnership interest Purchase Agreement where Taconic agreed to sell its 7.5% limited partnership interest to Cellco. On February 20, 2007, Warwick notified Cellco it exercised its right to purchase a proportionate share of Taconic's interest at the offer price.

* * * * * *

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WVT COMMUNICATIONS

Five Year Summary of Selected Financial Data

(Dollars in thousands except per share amounts)

	2006	2005	2004	2003	2002
Results of Operations					
Total Revenues	$ 25,236	$ 27,342	$ 27,678	$ 28,649	$ 27,547
Total Operating Expenses	$ 29,030	$ 30,289	$ 26,564	$ 25,472	$ 22,436
Net Income	$ 3,997	$ 5,170	$ 8,928	$ 7,730	$ 7,632
Earnings Per Share	0.74	0.96	1.65	1.43	1.41
Cash Dividends Declared Per Share	1.80	0.80	0.98	0.70	0.58
Assets and Capital					
Property, Plant and Equipment, net	$ 37,087	$ 37,854	$ 40,971	$ 41,322	$ 39,947
Total Assets	$ 60,449	$ 68,229	$ 68,766	$ 59,733	$ 54,970
Long-Term Debt	$ 7,214	$ 8,732	$ 10,251	$ 6,926	$ —
Shareholders' Equity	$ 32,772	$ 40,231	$ 40,946	$ 37,886	$ 34,406
Debt Ratio	21.0	20.3	22.3	15.9	20.7
Other Information					
Employees	82	123	128	122	114
Access Subscribers	24,029	26,415	28,412	29,602	30,261
Dial-up Subscribers	3,949	5,999	8,843	12,838	17,028
Ultralink DSL Subscribers (high-speed)	6,167	6,347	6,078	5,119	3,402
Digital TV Subscribers	2,402	2,498	2,304	1,662	599
Long Distance Subscribers	14,162	13,560	12,246	11,529	10,876
Average Shares Outstanding	5,351,780	5,359,862	5,401,498	5,400,873	5,408,484
WVT Year End Stock Price	17.74	19.09	22.53	29.59	23.17

WVT Communications
47 Main Street • PO Box 592
Warwick, NY 10990
845-986-8080
www.wvtc.com

END